UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

CONVOCATION NOTICE OF

THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

• Date and Time:	10:00 a.m. on Tuesday, June 23, 2015 (Doors open at 8:30 a.m.)

• Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Please see the Directions to the Site for the General Meeting of Shareholders on the back cover.
As the reception at the entrance to the meeting place is expected to be overcrowded, your arrival ahead of time would be very much appreciated.

• Proposals:

Company’s Proposal

Proposal 1:	Appointment of thirteen (13) Directors	→See page 15

Shareholders’ Proposals

Proposal 2:	Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)	→See page 38

Proposal 3:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)	→See page 40

Proposal 4:	Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)	→See page 41

Proposal 5:	Partial amendment to the Articles of Incorporation (Establishment of a sexual harassment prevention system)	→See page 42

Proposal 6:	Partial amendment to the Articles of Incorporation (Record date of the ordinary general meeting of shareholders and other matters)	→See page 43

Proposal 7:	Partial amendment to the Articles of Incorporation (Prohibition of improper method of reaching a resolution)	→See page 45

Proposal 8:	Partial amendment to the Articles of Incorporation (Disclosure of minutes of the general meetings of shareholders)	→See page 46

Proposal 9:	Partial amendment to the Articles of Incorporation (Establishment of a system to prohibit fraud)	→See page 47

Proposal 10:	Partial amendment to the Articles of Incorporation (Withdrawal from Green Sheet market)	→See page 48

Proposal 11:	Partial amendment to the Articles of Incorporation (Non-participation in the successor system of the Green Sheet market)	→See page 49

• Due Date for Exercise of Voting Rights by Mail or by Using the Internet: 5:00 p.m. on Monday, June 22, 2015; please see pages 11 through 14 for details.

Mizuho Financial Group, Inc.

(Securities Code: 8411)

(Materials Attached to the Convocation Notice of the 13th Ordinary General Meeting of Shareholders)

• Business Report for the 13th Fiscal Year	51

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc	51

(1) Developments and Results of Operations	51

Business Strategy	57

Group Operational Structure of Mizuho

Personal Banking Unit	International Banking Unit

Retail Banking Unit	Investment Banking Unit

Corporate Banking Unit (Large Corporations)	Transaction Banking Unit Asset Management Unit Markets Unit
Corporate Banking Unit
Financial Institutions and Public Sector Business Unit

(Materials Attached to the Convocation Notice of the 13th Ordinary General Meeting of Shareholders)

• Non-Consolidated Financial Statements	124

Non-Consolidated Balance Sheet (as of March 31, 2015)	124

Non-Consolidated Statement of Income (for the fiscal year ended March 31, 2015)	125

Non-Consolidated Statement of Changes In Net Assets (for the fiscal year ended March 31, 2015)	126

(Materials Attached to the Convocation Notice of the 13th Ordinary General Meeting of Shareholders)

• Audit Report of Independent Auditors	127

Report of Independent Auditors on Consolidated Financial Statements	127

Report of Independent Auditors on Non-Consolidated Financial Statements	129

Report of Audit Committee	131

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities Code: 8411)

June 3, 2015

To Our Shareholders

Yasuhiro Sato

President & Group CEO

Member of the Board of Directors

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 13th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 15 through 49), please refer to the “Guide to Exercising Voting Rights” (pages 11 through 14) and exercise your voting rights no later than 5:00 p.m. on Monday, June 22, 2015. The result of resolutions will be reported on the Company’s website (http://www.mizuho-fg.co.jp/english/) (Starting from this year, the notice of resolutions will be posted on the website, in lieu of being sent by mail).

[Exercise of Voting Rights by mail]

By sending to us by mail the “Voting Form” enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Using the Internet]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for exercising voting rights” and the “Password” provided on the “Voting Form” enclosed herewith in accordance with the directions on the screen.

*	The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for custodian banks and any other nominal shareholders that have applied to use such platform in advance.

*        *        *         *        *        *

Matters disclosed on the Internet

§	Pursuant to laws and regulations and the provision of Article 24 of the Articles of Incorporation, the notes to the consolidated financial statements and the notes to non-consolidated financial statements are disclosed through postings on the Company’s website, and are therefore not described in the attached consolidated financial statements and non-consolidated financial statements.

Accordingly, the attached consolidated financial statements and the non-consolidated financial statements are part of the consolidated financial statements and the non-consolidated financial statements that were subject to audit by the Independent Auditors for the purpose of the Reports of Independent Auditors, as well as audit by the Audit Committee for the purpose of the Audit Report.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements, and the non-consolidated financial statements shall be notified by being posted on the Company’s website.

The Company’s website: http://www.mizuho-fg.co.jp/english/

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 23, 2015 (Doors open at 8:30 a.m.)

2.	Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
3.	Purpose:

	Report Item:	Report on the Business Report for the 13th fiscal year (from April 1, 2014 to March 31, 2015), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be Resolved:

<Company’s Proposal (Proposal 1)>

	Proposal 1:	Appointment of thirteen (13) Directors	→See page 15

<Shareholders’ Proposals (Proposals 2 through 11)>

	Proposal 2:	Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)	→See page 38

	Proposal 3:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)	→See page 40

	Proposal 4:	Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)	→See page 41

	Proposal 5:	Partial amendment to the Articles of Incorporation (Establishment of a sexual harassment prevention system)	→See page 42

Proposal 6:	Partial amendment to the Articles of Incorporation (Record date of the ordinary general meeting of shareholders and other matters)	→See page 43

Proposal 7:	Partial amendment to the Articles of Incorporation (Prohibition of improper method of reaching a resolution)	→See page 45

Proposal 8:	Partial amendment to the Articles of Incorporation (Disclosure of minutes of the general meetings of shareholders)	→See page 46

Proposal 9:	Partial amendment to the Articles of Incorporation (Establishment of a system to prohibit fraud)	→See page 47

Proposal 10:	Partial amendment to the Articles of Incorporation (Withdrawal from Green Sheet market)	→See page 48

Proposal 11:	Partial amendment to the Articles of Incorporation (Non-participation in the successor system of the Green Sheet market)	→See page 49

The Board of Directors of the Company opposes all of Proposals 2 through 11, which have been submitted by shareholders.

-End of Notice-

*            *            *             *            *            *

Information regarding the general meeting of shareholders

§	As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

§	Upon arrival at the meeting, please submit the “Voting Form” enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

§	On the meeting day, please bring this convocation notice with you.

§	No gifts to shareholders will be given on the meeting day.

Guide to Exercising Voting Rights

The voting rights to be exercised at general meetings of shareholders are important rights to let our shareholders participate in the management of the Company. Please exercise your voting rights after carefully reading the reference materials for the ordinary general meeting of shareholders (pages 15 through 49).

The Voting rights can be exercised in one of the following three ways:

A. Exercise of Voting Rights by Attending the General Meeting of Shareholders in Person	B. Exercise of Voting Rights in Writing	C. Exercise of Voting Rights via the Internet

Please submit the “Voting Form” enclosed herewith to the reception at the entrance to the meeting place.	Please indicate your approval or disapproval for the proposals on the “Voting Form” enclosed herewith and return the “Voting Form” to us so that it reaches us no later than 5:00 p.m. on Monday, June 22, 2015. For more information, please see the guide below.	Please access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/), and exercise the voting rights no later than 5:00 p.m. on Monday, June 22, 2015. For more information, please see the guide below.
Please also bring with you the Convocation Notice of the 13th Ordinary General Meeting of Shareholders (i.e., this convocation notice).

Guide to Exercising Voting Rights in Writing

Voting forms must be received no later than 5:00 p.m. on Monday, June 22, 2015.

Please indicate your approval or disapproval for each proposal here.

Company’s Proposal (Proposal 1)

•	If you approve of Proposal 1, please circle “Approval.”

•	If you oppose Proposal 1, please circle “Disapproval.”

(If you express a different opinion with respect to any of the candidates, please write the corresponding number of the candidate(s).)

Shareholders’ Proposals (Proposals 2 through 11)

•	If you approve of a proposal, please circle “Approval.”

•	If you oppose a proposal, please circle “Disapproval.”

*	In the event that your approval or disapproval of any proposal is not indicated on the voting form, the Company’s proposal for which your approval or disapproval is not indicated shall be deemed to have been approved and shareholders’ proposals for which your approval or disapproval is not indicated shall be deemed to have been disapproved, as the case may be.

Guide to Exercising Voting Rights via the Internet

Voting rights must be exercised no later than 5:00 p.m. on Monday, June 22, 2015

1.      Voting rights may be exercised online only through the website designated by the Company.

http://www.it-soukai.com/

* The website for exercising voting rights may be accessed by scanning the “QR Code®” (shown to the right) with your cellular phone bar-code scanner.

For details of this operation, please refer to your cellular phone instruction manual.

Image of the “QR Code”

2. Please exercise your voting rights by following the procedures below.

Step 1 http://www.it-soukai.com/ Access the website for exercising voting rights by way of the above URL. Step 2 Read the “Exercising Voting Rights Online” and click on the “Next” button.

Step 3

Enter your “Code for Exercising Voting Rights” and click on the “Log-in” button.

The “Change Your Password” page will appear. Enter the temporary password and register the password of your choice.

* The “Code for Exercising Voting Rights” and the temporary password are indicated at the bottom right of the enclosed “Voting Form”.

Step 4

Enter your approval or disapproval of each proposal by following the on-screen directions.

Notes

•

Passwords are used to verify the identity of the person exercising their rights as a shareholder, so please do not disclose them to others before the close of this meeting of shareholders. The Company will not be able to respond to inquiries by telephone or by other means regarding your password.

•	The website will be locked if an incorrect password is entered after a certain number of tries. If the site is locked, please follow the directions on the screen.

•

Although it has been confirmed that the website for exercising voting rights operates normally in the ordinary Internet environment, you may experience some difficulties in accessing the website depending on the device you use.

Items to Which You Agree

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

To Institutional Investors

•	“Electronic Voting Platform” is available for institutional investors as a way to exercise voting rights.

Contact Information for Inquiries

•	For inquiries with respect to the exercise of voting rights via the Internet, including inquiries regarding how to operate a personal computer, please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

(Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays))

[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

<Company’s Proposal (Proposal 1)>

Proposal 1: Appointment of thirteen (13) Directors

Among all thirteen (13) Directors, Mr. Yasunori Tsujita will resign from his position as Director shortly, and the term of office of the other twelve (12) Directors will expire at the closing of this ordinary general meeting of shareholders. Therefore, the Company proposes the appointment of thirteen (13) Directors in accordance with the determination by the Nominating Committee. The candidates for Directors are as follows.

All six (6) Outside Directors satisfy the “Independence Standards of Outside Directors of MHFG” established by the Company. (For overview of the independence standards above, please see page 36.)

Candidate No.	Name	Current Title and Assignment in the Company	Other
1	Yasuhiro Sato	President & Group CEO (Representative Executive Officer ) Member of the Board of Directors	Reappointment

2	Shusaku Tsuhara	Senior Managing Executive Officer Head of Compliance Group / Group CCO	New Appointment

3	Ryusuke Aya	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors	Reappointment

4	Junichi Shinbo	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors	Reappointment

5	Koji Fujiwara	Managing Executive Officer Head of Strategic Planning Group / Group CSO Member of the Board of Directors	Reappointment

Candidate No.	Name	Current Title and Assignment in the Company	Other

6	Hideyuki Takahashi	Member of the Board of Directors Member of the Audit Committee	Reappointment	Internal Non- Executive Director(Note 1)

7	Nobukatsu Funaki	Member of the Board of Directors Member of the Audit Committee	Reappointment	Internal Non- Executive Director(Note 1)

8	Mitsuo Ohashi	Member of the Board of Directors Member of the Nominating Committee	Reappointment	Outside Director(Note 2)

9	Tetsuo Seki		New Appointment	Outside Director(Note 2)

10	Takashi Kawamura	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee	Reappointment	Outside Director(Note 2)

11	Tatsuo Kainaka	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee	Reappointment	Outside Director(Note 2)

12	Hirotake Abe		New Appointment	Outside Director(Note 2)

13	Hiroko Ota	Member of the Board of Directors Member of the Nominating Committee	Reappointment	Outside Director(Note 2)

(Notes)	1.	Internal directors (Directors other than “outside directors” as provided for in Article 2, Item 15 of the Companies Act) who do not concurrently serve as Executive Officers, employees or executive directors of the Company or the Company’s subsidiaries.

	2.	“Candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

Candidate No. 1	Yasuhiro Sato (Age 63, born on April 15, 1952)

Current Title and Assignment in the Company	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

Number of Shares of Stock of the Company held	34,580 shares of Common Stock	Reappointment

Brief Personal Record and Status of Major Concurrent Office

March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of the former Mizuho Corporate Bank, Ltd.
April 2004	Managing Executive Officer / In charge of business promotion
March 2006	Managing Director / Head of Corporate Banking Unit
April 2007	Deputy President / Chief Auditor
April 2009	President & CEO (until July 2013)
June 2009	Director of the Company
June 2011	Director of the former Mizuho Bank, Ltd. President & Group CEO of the Company (until June 2014)
July 2013	President & CEO of Mizuho Bank, Ltd. (Note 1)
April 2014	Director (current) Director of Mizuho Trust & Banking Co., Ltd. (current) Director of Mizuho Securities Co., Ltd. (current)
June 2014	Director, President & Group CEO of the Company (current)

(Status of Major Concurrent Office)
Director of Mizuho Bank, Ltd.
Director of Mizuho Trust & Banking Co., Ltd.
Director of Mizuho Securities Co., Ltd.
Chairman of the Japanese Bankers Association

Reason for selecting him/her as a candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning and business promotion, etc., as a member of the Group since 1976. Moreover, he has abundant management experience as the Group CEO and President & CEO of Mizuho Bank, Ltd. The Company has selected him as a candidate for Director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014)	The Board of Directors: 16/16 meetings (100%)

Candidate No. 2	Shusaku Tsuhara (Age 55, born on January 6, 1960)

Current Title and Assignment in the Company	Senior Managing Executive Officer Head of Compliance Group / Group CCO

Number of Shares of Stock of the Company held	387,500 shares of Common Stock	New Appointment

Brief Personal Record and Status of Major Concurrent Office

April 2010	Executive Officer / General Manager of Executive Secretariat of the Company
April 2012	Managing Executive Officer / In charge of Branch Banking Group of the former Mizuho Bank, Ltd.
July 2013	Managing Executive Officer / In charge of Corporate Banking of Mizuho Bank, Ltd. (Note1)
April 2015	Senior Managing Executive Officer / Head of Compliance Group of the Company (current) Senior Managing Director / Head of Compliance Group of Mizuho Bank, Ltd. (current)

(Status of Major Concurrent Office) Senior Managing Director of Mizuho Bank, Ltd.

Reason for selecting him/her as a candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, business promotion, etc., as a member of the Group since 1983. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Compliance Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Candidate No. 3	Ryusuke Aya (Age 55, born on May 20, 1960)

Current Title and Assignment in the Company	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

Number of Shares of Stock of the Company held	143,980 shares of Common Stock	Reappointment

Brief Personal Record and Status of Major Concurrent Office

April 2010	General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.
April 2012

Executive Officer / General Manager of Risk Management Division of the Company (until November 2013)

Executive Officer / General Manager of Risk Management Division of the former Mizuho Bank, Ltd.

Executive Officer / General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.

July 2013	Executive Officer / General Manager of Risk Management Division of Mizuho Bank, Ltd. (Note 1)
November 2013

Managing Executive Officer / Head of Risk Management Group of the Company (until June 2014)

Managing Executive Officer / Head of Risk Management Group of Mizuho Bank, Ltd.

Managing Executive Officer / In charge of Risk Management Group of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer / In charge of Risk Management Group of Mizuho Securities Co., Ltd.

April 2014	Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd. (current)
June 2014	Director, Managing Executive Officer / Head of Risk Management Group of the Company (current)

(Status of Major Concurrent Office) Managing Director of Mizuho Bank, Ltd.

Reason for selecting him/her as a candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, business promotion, etc. as a member of the Group since 1984. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014)(Note 2)	The Board of Directors: 12/12 meetings (100%)

Candidate No. 4	Junichi Shinbo (Age 54, born on May 21, 1961)

Current Title and Assignment in the Company	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors

Number of Shares of Stock of the Company held	166,240 shares of Common Stock	Reappointment

Brief Personal Record and Status of Major Concurrent Office

April 2010	General Manager of Asset Management Coordination Division of the former Mizuho Corporate Bank, Ltd.
April 2012

Executive Officer / General Manager of Portfolio Management Division of the Company (until April 2014)

Executive Officer / General Manager of Portfolio Management Division of the former Mizuho Bank, Ltd.

Executive Officer / General Manager of Portfolio Management Division of the former Mizuho Corporate Bank, Ltd.

July 2013	Executive Officer / General Manager of Portfolio Management Division of Mizuho Bank, Ltd. (Note 1)
April 2014

Managing Executive Officer / Head of Financial Control & Accounting Group of the Company

Managing Director / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)

President & CEO of Mizuho Financial Strategy, Co., Ltd. (current)

June 2014	Director, Managing Executive Officer / Head of Financial Control & Accounting Group of the Company (current)

(Status of Major Concurrent Office) Managing Director of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy, Co., Ltd.

Reason for selecting him/her as a candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in portfolio management, markets business, etc., as a member of the Group since 1984. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014) (Note 2)	The Board of Directors: 12/12 meetings (100%)

Candidate No. 5	Koji Fujiwara (Age 53, born on June 29, 1961)

Current Title and Assignment in the Company	Managing Executive Officer Head of Strategic Planning Group / Group CSO Member of the Board of Directors

Number of Shares of Stock of the Company held	160,900 shares of Common Stock	Reappointment

Brief Personal Record and Status of Major Concurrent Office

April 2010	General Manager of Investor Relations Division of the Company
April 2012	Executive Officer / General Manager of Investor Relations Division
April 2014	Managing Executive Officer / Head of Strategic Planning Group Managing Director / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)
June 2014	Director, Managing Executive Officer / Head of Strategic Planning Group of the Company (current)

(Status of Major Concurrent Office) Managing Director of Mizuho Bank, Ltd.

Reason for selecting him/her as a candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investor relations, etc., as a member of the Group since 1985. The Company has selected him as a candidate for Director based on the role delegated to him as the Head of Strategic Planning Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014) (Note 2)	The Board of Directors: 12/12 meetings (100%)

Candidate No. 6	Hideyuki Takahashi (Age 58, born on April 20, 1957)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee

Number of Shares of Stock of the Company held	412,060 shares of Common Stock	Reappointment / Internal Non-Executive Director

Brief Personal Record and Status of Major Concurrent Office

April 2007	Executive Officer / Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.
April 2009	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit
April 2010	Managing Executive Officer / Chief Financial Officer and Chief Portfolio Management Officer
April 2011	Managing Executive Officer / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer
April 2012

Managing Executive Officer / Head of Financial Control & Accounting Group of the Company

Managing Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd. (until April 2013)

Managing Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd. (until April 2013)

Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (until April 2014) President & CEO of Mizuho Financial Strategy Co., Ltd. (until April 2014)

June 2012	Managing Director / Head of Financial Control & Accounting Group of the Company
April 2013

Deputy President / Head of Financial Control & Accounting Group (until April 2014)

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. (until April 2014)

July 2013	Deputy President & Executive Officer / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (Note 1)
April 2014	Director of the Company (current)
June 2014	Director of Mizuho Bank, Ltd. (current)

(Status of Major Concurrent Office) Director of Mizuho Bank, Ltd.

Reason for selecting him/her as a candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, corporate planning, IT & systems, etc., as a member of the Group since 1980. Moreover, he has abundant management experience as Deputy President of the Company. The Company has selected him as a candidate for Director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as Director who does not concurrently serve as Executive Officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting that has been acquired through his experience as Group CFO of the Company, etc.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014)	The Board of Directors: 16/16 meetings (100%) The Audit Committee: 14/14 meetings (100%)

Candidate No. 7	Nobukatsu Funaki (Age 56, born on March 30, 1959)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee

Number of Shares of Stock of the Company held	13,200 shares of Common Stock	Reappointment / Internal Non-Executive Director

Brief Personal Record and Status of Major Concurrent Office

March 2010	Corporate Auditor of the former Mizuho Corporate Bank, Ltd. (until June 2013)
April 2013	Outside Corporate Auditor of Mizuho Securities Co., Ltd. (until June 2014)
June 2013	Corporate Auditor of the Company
June 2014	Director (current)

(Status of Major Concurrent Office) None

Reason for selecting him/her as a candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting and business promotion, etc., as a member of the Group since 1981. Moreover, he has abundant auditing experience as a Corporate Auditor of the Company. The Company has selected him as a candidate for Director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as Director who does not concurrently serve as Executive Officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014) (Note 2)	The Board of Directors: 12/12 meetings (100%) The Audit Committee: 14/14 meetings (100%)

Candidate No. 8	Mitsuo Ohashi (Age 79, born on January 18, 1936)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee

Number of Shares of Stock of the Company held	4,400 shares of Common Stock	Reappointment / Outside Director

Brief Personal Record and Status of Major Concurrent Office

March 1959	Joined Mitsui Bank, Ltd.
December 1961	Joined Showa Denko K.K.
May 1988	General Manager of Corporate Planning Division
March 1989	Director / General Manager of Corporate Planning Division
March 1993	Managing Director
March 1995	Senior Managing Director
March 1997	President and Chief Executive Officer
January 2005	Representative Director and Chairman of the Board of Directors
June 2005	Outside Director of the Company (current)
March 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
March 2010	Senior Advisor
March 2014	Senior Counselor (current)

(Status of Major Concurrent Office) Senior Counselor of Showa Denko K.K. External Statutory Auditor of Fukoku Mutual Life Insurance Company

Reason for selecting him/her as a candidate for Director

He has served as President and Chief Executive Officer; and Representative Director and Chairman of the Board of Directors of Showa Denko K.K. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive.

Ten (10) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

His/Her independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between Showa Denko K.K., where he performed an executive role, and the Group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the Group of the consolidated net sales of Showa Denko K.K., and (ii) the percentage of gross profits gained through the business with group companies of Showa Denko K.K. of the consolidated gross profits of the Company, are less than 1%, respectively.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) penetration of management strategies and (ii) group governance, which leads to improved profitability. Furthermore, as the Chairman of the Nominating Committee, he led the committee to make decisions on proposals, including proposals for nomination of directors of the Company.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014)	The Board of Directors: 15/16 meetings (94%) The Nominating Committee: 7/7 meetings (100%)

Candidate No. 9	Tetsuo Seki (Age 76, born on July 29, 1938)

Current Title and Assignment in the Company	—

Number of Shares of Stock of the Company held	0 shares of Common Stock	New Appointment / Outside Director

Brief Personal Record and Status of Major Concurrent Office

April 1963	Joined Yawata Iron & Steel Co., Ltd.
June 1993	Director of Nippon Steel Corporation
April 1997	Managing Director
April 2000	Representative Director and Executive Vice President
June 2003	Executive Advisor
June 2004	Senior Corporate Auditor
June 2006	Independent Director of Terumo Corporation (until September 2008)
March 2007	Outside Director of Sapporo Holdings Limited (until September 2008)
June 2007	Outside Director of Tokyo Financial Exchange Inc. (until September 2008)
October 2007	Chairperson of the Japan Corporate Auditors Association (until October 2008) Outside Director of Japan Post Holdings Co., Ltd. (until September 2008)
June 2008	Executive Advisor of Nippon Steel Corporation (until September 2008)
October 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
June 2013	General Advisor (current)

(Status of Major Concurrent Office) General Advisor of the Shoko Chukin Bank, Ltd.

Reason for selecting him/her as a candidate for Director

He has served as Representative Director and Executive Vice President of Nippon Steel Corporation; President (Representative Director) of the Shoko Chukin Bank, Ltd.; Chairperson of the Japan Corporate Auditors Association; and Chairperson of the Audit Committee of Japan Post Holdings Co., Ltd. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, (ii) the Company’s effort to further enhance internal control systems and group governance, etc., from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive, etc.

His/Her independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between the Shoko Chukin Bank, Ltd., where he performed an executive role, and the Group does not affect his independence, for reasons including that (i) the percentage of gross profits gained through the business with the Group of the consolidated gross profits of the Shoko Chukin Bank, Ltd., and (ii) the percentage of gross profits gained through the business with group companies of the Shoko Chukin Bank, Ltd. of the consolidated gross profits of the Company, are less than 1%, respectively.

Candidate No. 10	Takashi Kawamura (Age 75, born on December 19, 1939)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee

Number of Shares of Stock of the Company held	130,000 shares of Common Stock	Reappointment / Outside Director

Brief Personal Record and Status of Major Concurrent Office

April 1962	Joined Hitachi, Ltd.
June 1995	Director
June 1997	Executive Managing Director
April 1999	Executive Vice President and Representative Director
April 2003	Director (until June 2007)
June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
April 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director
April 2010	Representative Executive Officer, Chairman and Director
April 2011	Chairman of the Board
April 2014	Director
June 2014	Advisor (current) Outside Director of the Company (current)

(Status of Major Concurrent Office)

Advisor of Hitachi, Ltd.

Outside Director, Chairman of the Board of Hitachi Chemical Company, Ltd.

Chairman of the Board, Outside Director of Hitachi Construction Machinery Co., Ltd.

*	Mr. Kawamura is expected to be appointed as Outside Director of CALBEE, Inc. at the ordinary general meeting of shareholders of CALBEE, Inc. in June 2015.

Reason for selecting him/her as a candidate for Director

He has served as Representative Executive Officer, Chairman, President and Chief Executive Officer and Director; Representative Executive Officer, Chairman and Director; and Chairman of the Board of Hitachi, Ltd. During that time, he explored how to implement corporate governance in line with global standards and spearheaded bold management reform and governance reform. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, (ii) the Company’s effort to enhance group governance, etc., from a perspective independent from that of the management, leveraging his extensive experience and deep insight.

One (1) year will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

His/Her independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between Hitachi, Ltd., where he performed an executive role, and the Group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the Group of the consolidated net sales of Hitachi, Ltd., and (ii) the percentage of gross profits gained through the business with group companies of Hitachi, Ltd. of the consolidated gross profits of the Company, are less than 1%, respectively.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of development of global personnel, thorough enhancement of “earning power,” and risk governance.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014) (Note 2)	The Board of Directors: 12/12 meetings (100%) The Nominating Committee: 7/7 meetings (100%) The Compensation Committee: 6/6 meetings (100%)

Candidate No. 11	Tatsuo Kainaka (Age 75, born on January 2, 1940)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	4,400 shares of Common Stock	Reappointment / Outside Director

Brief Personal Record and Status of Major Concurrent Office

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
November 2013	Outside Director of Mizuho Bank, Ltd. (until June 2014)
June 2014	Outside Director of the Company (current)

(Status of Major Concurrent Office)

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

*	Mr. Kainaka is expected to retire as External Director of Japan Airlines Co., Ltd. at the closing of the ordinary general meeting of shareholders of Japan Airlines Co., Ltd. in June 2015.

Reason for selecting him/her as a candidate for Director

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, and (ii) the further enhancement of the corporate governance, compliance and risk management system of the Company, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

One (1) year will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

Although he has not previously been engaged in management of a company other than in his career as an Outside Director and Outside Corporate Auditor, the Company believes he will fulfill the duties of an Outside Director of the Company appropriately due to the reasons stated above.

His/Her independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The relationship between him, as an attorney-at-law, and the Group does not affect his independence, for reasons including that he or the law office to which he belongs, i.e., Takusyou Sogo Law Office, has not received any money or proprietary benefit from the Group other than the compensation as an Outside Director of the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience, deep insight and high level of expertise as Superintending Prosecutor of the Tokyo High Public Prosecutors Office, Justice of the Supreme Court, an attorney-at-law, etc., he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of robust corporate governance, compliance and risk management system.

Furthermore, as the Chairman of the Compensation Committee, he led the committee to make decisions on proposals, including a proposal for policy for decision on compensation of directors, etc., of the Company.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014)(Note 2)	The Board of Directors: 12/12 meetings (100%) The Nominating Committee: 7/7 meetings (100%) The Compensation Committee: 6/6 meetings (100%) The Audit Committee: 14/14 meetings (100%)

Candidate No. 12	Hirotake Abe (Age 70, born on November 13, 1944)

Current Title and Assignment in the Company	—

Number of Shares of Stock of the Company held	0 shares of Common Stock	New Appointment / Outside Director

Brief Personal Record and Status of Major Concurrent Office

January 1970	Joined Tohmatsu Awoki & Co.
June 1985	Temporarily transferred to Deloitte & Touche New York Office (until October 1992)
July 1990	Senior Partner of Tomatsu & Co.
June 2001	CEO (until May 2007)
June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
June 2007	Senior Adviser of Deloitte Touche Tohmatsu (until December 2009)
January 2010	Established the Certified Public Accountant Hirotake Abe Office (current)

(Status of Major Concurrent Office)

Certified Public Accountant Hirotake Abe Office

Outside Corporate Auditor of CONEXIO Corporation

Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION

*	Mr. Abe is expected to retire as Outside Corporate Auditor of Honda Motor Co., Ltd. at the closing of the ordinary general meeting of shareholders of Honda Motor Co., Ltd. in June 2015.

Reason for selecting him/her as a candidate for Director

He has served in positions such as CEO of Tomatsu & Co., and he is currently active as a Certified Public Accountant. The Company proposes to appoint him as an Outside Director based on its conclusion that he will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an Outside Corporate Auditor, the Company believes he will fulfill the duties of an Outside Director of the Company appropriately due to the reasons stated above and his considerable expert knowledge concerning finance and accounting as a Certified Public Accountant.

His/Her independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The relationship between him, as a Certified Public Accountant, and the Group does not affect his independence, for reasons including that he or the accounting office to which he belongs, i.e., Certified Public Accountant Hirotake Abe Office, has not received any money or proprietary benefit from the Group.

Candidate No. 13	Hiroko Ota (Age 61, born on February 2, 1954)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee

Number of Shares of Stock of the Company held	5,000 shares of Common Stock	Reappointment / Outside Director

Brief Personal Record and Status of Major Concurrent Office

April 1996	Associate Professor, the Graduate School of Policy Science, Saitama University
October 1997	Associate Professor, National Graduate Institute for Policy Studies
April 2001	Professor, National Graduate Institute for Policy Studies
April 2002	Director for Economic Research, Cabinet Office
March 2003	Deputy Director General for Economic Research, Cabinet Office
April 2004	Director General for Economic Research, Cabinet Office
August 2005	Professor, National Graduate Institute for Policy Studies
September 2006	Minister of State for Economic and Fiscal Policy
August 2008	Professor, National Graduate Institute for Policy Studies (current)
April 2009	Vice-President, National Graduate Institute for Policy Studies (until March 2011)
June 2014	Outside Director of the Company (current)

(Status of Major Concurrent Office) Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

Reason for selecting him/her as a candidate for Director

She has served in positions such as Professor of the National Graduate Institute for Policy Studies and Minister of State for Economic and Fiscal Policy of the Cabinet Office. She currently teaches at the National Graduate Institute for Policy Studies and is in charge of important posts such as Deputy President of the Council for Regulatory Reform of the Cabinet Office and a member of the Government Tax Commission. The Company proposes to appoint her as an Outside Director based on its conclusion that she will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging her extensive experience and deep insight, which includes, among other things, the ability to see things from macro perspective (e.g., from a public policy and economic policy perspective) and a high level of awareness of the problems that must be resolved for the revival of the Japanese economy.

One (1) year will have passed since her assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

Although she has not previously been engaged in management of a company other than in her career as an Outside Director, the Company believes she will fulfill the duties of an Outside Director of the Company appropriately due to the reasons stated above.

His/Her independence

She satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, she made proactive suggestions concerning, among others, the significance of (i) focusing and concentrating in terms of business strategies and (ii) management personnel that support transformational changes.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for basic management policy of the Group.

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2014) (Note 2)	The Board of Directors: 12/12 meetings (100%) The Nominating Committee: 7/7 meetings (100%)

(Notes)	1.	The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger, and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

	2.	With respect to seven (7) candidates among the above, Messrs. Ryusuke Aya, Junichi Shinbo, Koji Fujiwara, Nobukatsu Funaki, Takashi Kawamura and Tatsuo Kainaka and Ms. Hiroko Ota, their attendances at the meetings of the Board of Directors and Committees that were held during the fiscal year 2014 after their appointments as directors of the Company in June 2014 are stated.

	3.	Liability Limitation Agreement with Outside Directors
Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into liability limitation agreements with four (4) candidates for Outside Director, Messrs. Mitsuo Ohashi, Takashi Kawamura and Tatsuo Kainaka and Ms. Hiroko Ota, which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such Outside Director acts bona fide and without gross negligence in performing his or her duty. The Company is expected to enter into similar liability limitation agreements with each candidate for Outside Director, i.e., the above four (4) candidates and Mr. Tetsuo Seki and Mr. Hirotake Abe, upon their appointment at this ordinary general meeting of shareholders.

	4.	Messrs. Takashi Kawamura and Tatsuo Kainaka and Ms. Hiroko Ota are “independent directors” required by the Tokyo Stock Exchange, Inc., and Messrs. Tetsuo Seki and Hirotake Abe will also be registered as “independent directors/auditors” in the Tokyo Stock Exchange, Inc.

5.

If this proposal is adopted, the Company expects the designation of the Chairman and the Deputy Chairman of the Board of Directors, and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Hideyuki Takahashi

Nominating Committee members: Mitsuo Ohashi (Chairman), Takashi Kawamura, Tatsuo Kainaka and Hiroko Ota

Compensation Committee members: Tatsuo Kainaka (Chairman), Tetsuo Seki and Takashi Kawamura

Audit Committee members: Hideyuki Takahashi (Chairman), Tetsuo Seki, Tatsuo Kainaka, Hirotake Abe and Nobukatsu Funaki

	6.	The age of directors indicates their age on their last birthdays at this ordinary general meeting of shareholders.

Overview of Independence Standards of Outside Directors of MHFG

1.	An outside director shall not be an executive director, an executive officer, or an employee (“a person performing an executive role”) of the Company or its current subsidiaries nor has previously been a person performing an executive role nor shall be a director, a corporate auditor, an audit counselor, an executive officer, or an employee of a company for which the Company is a principal shareholder.

2.	(1) An outside director shall not be a person or its parent company or material subsidiaries to whom the Company or its core subsidiaries are principal business counterparties nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

(2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of the Company or its core subsidiaries nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

3.	An outside director shall not be a person performing an executive role of an entity that receives donations, etc., the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from the Company or its core subsidiaries.

4.	An outside director shall not be an officer, such as a director, etc., of a company or its parent company or subsidiaries to which directors are transferred from the Company or its subsidiaries.

5.	An outside director shall not currently be an accounting auditor or an employee, etc., of such accounting auditor of the Company or its subsidiaries nor has been in charge of the audit of the Company or its current subsidiaries as an employee, etc., thereof for the most recent three years.

6.	An outside director that is a lawyer or a consultant, etc., shall not receive greater than or equal to JPY 10 million per year on a three-year average from the Company or its core subsidiaries other than compensation for officers nor shall be an employee, etc., of an advisory firm such as a law firm, to whom the Company or its core subsidiaries are principal business counterparties.

7.	An outside director shall not be a close relative of the directors, executive officers, or “Sanyo” (the highest rank for a non-executive employee), Advisor, Executive Advisor or others that are employees etc. who have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of the Company or its current subsidiaries nor close relatives of such directors, executive officers, or Person Equivalent to an Officer, within the past five years nor its close relative shall satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above.

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.	Even in the event that a person does not satisfy items 2 through 7 set forth above, the Company may appoint as its outside director a person who it believes to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to why it believes such person qualifies as an outside director with sufficient independence.

*	“Core subsidiaries” of the Company indicate Mizuho Bank Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

*	“Principal business counterparties” are determined based on a standard of greater than or equal to 1% of the consolidated annual total sales (consolidated annual gross profits for the Company) of each of the three fiscal years including the most recent fiscal year.

<Shareholders’ Proposals (Proposals 2 through 11)>

Proposals 2 through 11 have been submitted by shareholders. Proposals 2 through 9 have been submitted by two (2) shareholders jointly.

Proposal 2: Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)

1.	Details of Proposal

It is proposed that Articles 47 of the Articles of Incorporation be changed as described below:

Current version

The Company shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

Proposed version

The Company may decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

2.	Reasons for Proposal

When the Company made an amendment to the Articles of Incorporation on the occasion of transformation into a Company with Committees last year, it changed the organization that decides dividends from surplus, etc. to the Board of Directors. A shareholder’s proposal had been submitted at last year’s general meeting of shareholders regarding the distribution of dividends, which was the first proposal of its kind made since the establishment of the group, and the timing could only be described as a measure against such proposal. In consequence, the shareholders’ right to express their opinion regarding dividends at the general meetings of shareholders was deprived. Predictably, the Board of Directors will argue that the shareholders, if they are not satisfied with the level of dividend, could refrain from reappointing the directors, whose term of office is a year. However, there may be quite a number of shareholders who are not satisfied with the level of the dividends, but do not feel it necessary to replace the directors, and it is unreasonable to deprive such shareholders of their opportunity to express their opinions. This proposal to amend the Articles of Incorporation is the same as other companies, including Marubeni, for which Mizuho Bank, Ltd. (“MHBK”) is the main bank. In addition, this proposal intends that, while the Board of Directors may decide the amount of dividends, the shareholders are also able to make proposals regarding dividends, and the shareholders, at the general meetings of shareholders, are able to decide which is more appropriate.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Along with the reduction of the term of office of Directors to a year upon the transformation of the Company into a Company with Three Committees, the Company, at the general meeting of shareholders last year, proposed an amendment to the Articles of Incorporation with the intent to decide the distribution of dividends from surplus and other matters provided for in Articles 459 and 460 of the Companies Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, and this proposal was adopted by receiving majority approval of the shareholders.

Since the decision regarding the distribution of dividends from surplus and other matters requires consideration of various aspects of the management of the Company, and transparency and fairness in the decision-making processes can be secured by utilizing, among other things, the three legally-required committees, comprising mainly of outside directors, upon the transformation into a Company with Three Committees, and through clarification of the shareholder return policy, the Company believes that it could return profits to shareholders and flexibly implement capital management by establishing a system in which the Board of Directors elected by the shareholders determines the dividend level and take responsibility for their decision, taking into account, among other things, the shareholder return policy and profitability.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to change the provision to the Articles of Incorporation as proposed.

Proposal 3: Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

The group holds equity portfolio of JPY 3.7 trillion or more on a consolidated basis and recognized Net Losses related to Stocks in the amount of JPY 400 billion or more in fiscal year 2008, thereby contributing to demands for large amounts of capital increases, which were conducted twice. Although the most basic point is to reduce the amount of its holding shares, with respect to continuous shareholding, risk management and value enhancement measures to avoid impairment of stock value are necessary. Nevertheless, actions that are strikingly lacking in economic rationality, such as consistently opposing the shareholders’ proposals for dividend increases in Sanyo Engineering & Construction (the company has continued to have an extremely low ROE ratio over a period of many years and management is handed down by hereditary succession), have continuously been taken in the course of exercising voting rights of shares held for strategic reasons. In the case where there is collusion between the group and its business partners, voting rights are quite likely to be prevented from being exercised objectively and rationally. This means that asset management is conducted against the common interests of the shareholders. Therefore, enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons by means such as consulting proxy advisers for advice. At the general meeting of shareholders of the Company last year, this proposal received recommended approval of ISS, and was agreed to by the shareholders holding 32% of the voting shares.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

With regard to decisions on exercising the voting rights of shares held for strategic reasons by the Company and the Company’s Core Companies(*), it is necessary to make comprehensive decisions upon full consideration of various matters through discussions with the issuing companies and through verification with specialized departments, from the viewpoint of whether the issuing company has established an appropriate governance structure, and whether such company has made appropriate decisions leading to an increase in the medium- to long-term corporate value of such company, as well as consideration from the perspective of increasing the corporate value of the group, in addition to an examination of the short-term dividend pay-out ratio.

The group will make continued efforts to ensure that voting rights are exercised appropriately.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

(*)	“Core Companies”: Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Proposal 4: Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company, on or after the 2015 ordinary general meeting of shareholders, shall instruct the subsidiaries and affiliates, such as banks, securities companies and consulting companies, that the Company administers (the “Subsidiaries”), in the event that any of the Subsidiaries is requested in the course of its business to prepare an evaluation report on enterprise value, so as not to prepare an inappropriate evaluation report by using means such as valuating that debt is negative.

2.	Reasons for Proposal

In 2006, when a TOB against Kanebo at a price that was too low and a transfer of business were conducted, and the general shareholders were squeezed out, what the consortium of investment funds used as a basis for determining the price was the evaluation report on enterprise value prepared by Mizuho Securities Co., Ltd. (“MHSC”). MHSC had evaluated Kanebo’s share price, which the court subsequently determined to have a value of JPY 360, to be JPY 162 per share, which was even lower than JPY 277 (after consideration of the consolidation), the lowest share price of Kanebo since the end of the war, and the consortium of investment funds squeezed out the general shareholders with this low price based on the evaluation. In the evaluation report for the transfer of business, MHSC lowered the calculated price by going as far as to manipulate the debt to equity ratio to be negative 15%.

Under laws and regulations and the accounting practices at least as of June 2015, it is not appropriate to calculate enterprise value by valuing that debt as negative. If MHSC prepares such evaluation reports without due consideration in the future, MHSC and the Company, its parent company, are likely to be exposed to compensation claims for damages. Therefore, the Company should avoid such risk.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

When the subsidiaries of group companies of MHFG, such as securities companies, etc., evaluate enterprise value, they do so based on a thorough and objective examination of the economic environment, social situation, and industry trends surrounding the corporation, the specificity of the corporation with respect to its management and technologies, etc., and other similar criteria, as appropriate, taking into account, among other things, the generally accepted accounting practices at the time of the evaluation, rather than based on across-the-board standards.

There is a certain range with respect to the evaluation results for enterprise value due to, among other factors, the methods and figures to be used, and prices other than those determined by court are not calculated unfairly. The Company, through its group management structure, is making efforts to maintain appropriate internal control systems among its subsidiaries and affiliates in accordance with laws and regulations; therefore, the evaluation of enterprise value will not be affected by arbitrary calculation.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 5: Partial amendment to the Articles of Incorporation (Establishment of a sexual harassment prevention system)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The group shall thoroughly respect the purpose to create the society where all women can play active roles, as the Abe administration has been promoting, and shall not impose any disadvantage, such as compelling them to retire, to victims of sexual harassment such as incapacitated rape and shall make its utmost efforts to support them to be reinstated as well as make efforts to prevent sexual harassment to female employees of the bank.

2.	Reasons for Proposal

According to news reports, it seems that it is highly possible that a male colleague of a female employee of MHBK in her thirties committed incapacitated rape to her. This is a serious profanation to personality of a woman. In addition, it must be said that it goes against the “creation of a society where all women can play active roles”, which the Abe administration has been promoting.

As such, the group should make an announcement after prompt investigation of the truth and take preventive measures. In addition, it is outrageous if the female employee, the victim, receives any disadvantageous treatment such as being pushed to retire, which may result in difficulty obtaining human resources in the future.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The group has been working on the appropriate establishment of a working environment, based on the Equal Employment Opportunity Act and the policy of the Ministry of Health, Labour and Welfare, and other matters, in cooperation with all officers and employees of the group, with the better understanding of the cause and background behind sexual harassment through the clarification of the policy regarding sexual harassment and the dissemination and education of such policy, and the group will continue to make efforts to improve the work environment.

In addition, in the case where the fact that any sexual harassment has arisen at a workplace is recognized, the group appropriately responds so as not to make any disadvantage to the victim’s working condition such as taking measures, etc. in consideration of the victim as well as endeavoring to establish an adequate working environment.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 6: Partial amendment to the Articles of Incorporation (Record date of the ordinary general meeting of shareholders and other matters)

1.	Details of Proposal

It is proposed that Articles 10, Paragraph 1 and Article 22 of the Articles of Incorporation be changed as described below:

Current version

Article 10. (Record Date)

The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

Article 22. (Convocation of General Meetings of Shareholders)

An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Proposed version

Article 10. (Record Date)

The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders as of the end of May 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

Article 22. (Convocation of General Meetings of Shareholders)

An ordinary general meeting of shareholders of the Company shall be convened no later than 2 months from the record date and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2.	Reasons for Proposal

The group has set the record date on March 31 and shall hold its ordinary general meeting of shareholders towards the end of June every year. For this reason, there is a three-month gap between the record date and the ordinary general meeting of shareholders, and there is a strong possibility that shareholders may have changed during that time. Moreover, with only the annual securities report from the previous fiscal year available to consult, the shareholders must deliberate on issues at the general meeting of shareholders.

In addition, shareholders’ meetings are concentrated in June, making it difficult for shareholders to attend them, and such situation should be avoided.

Further, because the statutory audit of the financial statements, etc. must be conducted, there is only about three weeks from the date the convocation notices are dispatched to the date of the shareholders’ meeting, leaving insufficient time to consider the proposals.

Contrary to the former Securities and Exchange Act, under the current Financial Instruments and Exchange Act, obtaining the approval of the shareholders’ meeting for financial statements is not necessary. In addition, the Companies Act does not require that the fiscal year end and the record date are the same. Therefore, it is not required by laws and regulations to hold the ordinary general meeting of shareholders in June.

By setting the record date on May 31, and holding its ordinary general meeting of shareholders in July, the Company could avoid the above negative effects.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The term of the Company’s Directors and Executive Officers is one year, and the Company considers it important to promptly establish, after the end of a fiscal year, the composition of Directors and Executive Officers for the next fiscal year, and to hear the opinions, etc. of the shareholders.

The Company has dispatched the convocation notice promptly, and in addition, the Company, from this shareholders’ meeting, is securing a period of approximately four weeks until the date of the shareholders’ meeting by, among other things, disclosing information on the Internet prior to dispatching the convocation notices.

The Company is aware of the discussions over the timing, etc. of the ordinary general meeting of shareholders. However, the Company considers it appropriate to hold the ordinary general meeting of shareholders as early as possible, in June.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to change the provisions to the Articles of Incorporation as proposed.

Proposal 7: Partial amendment to the Articles of Incorporation (Prohibition of improper method of reaching a resolution)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

For the preparations and resolutions of the proposals made at the ordinary general meetings of shareholders, the resolutions should not be reached in an improper method, such as a tie-in proposal made in combination of a proposal to which anyone agrees and a proposal with the pros and cons.

2.	Reasons for Proposal

At the ordinary general meeting of shareholders of the Company held last year, the amendment to the Articles of Incorporation was placed on the agenda as the Proposal 2. Such proposal was mainly about the transformation to a Company with Committees. However, at the same time, such proposal combined and inserted the Article 47 of the Articles of Incorporation that provides that the decisions on dividends from surplus cannot be resolved at the general meetings of shareholders.

With respect to the transformation to a Company with Committees, anyone would agree with it because enhancement of governance was necessary after the revelation of providing loans to anti-social elements. On the other hand, many shareholders would oppose the Article 47 because it would make shareholders unable to even make a proposal regarding dividends. In fact, 86% of shareholders have agreed to the Proposal 2, but 19% of shareholders have agreed to the proposal that propose the dividends to be JPY 5. Therefore, at least 5% of shareholders unavoidably have agreed to the proposal even though they “agreed to the transformation to a Company with Committees, but opposed to the proposal that would make shareholders unable to put the dividends on agenda at the general meetings of shareholders.”

Such resolution made by way of “combination” is grossly improper and the profits of shareholders would be largely damaged, therefore should be strictly refrained.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

No reaching resolution through an improper method is a legal requirement, and the Company has never violated nor will the Company violate it hereafter.

The amendment to the Articles of Incorporation, with respect to the decisions on dividends from surplus, etc. that are to be determined by a resolution of the Board of Directors, not by a resolution of the general meetings of shareholders, as pointed out by the proposers of this proposal, constitute part of the governance system under a Company with Three Committees that the Company aims for. Therefore, the proposal for such amendment was made to ask shareholders’ judgment together with other amendments to the Articles of Incorporation, and not a tie-in proposal.

The decisions on dividends from surplus, etc. need to be determined based on various aspects of company management and are strictly considered reflecting profits of shareholders by the Board of Directors, which operates for the benefit of the shareholders. With these and other reasons, it is legally permitted to decide the dividends, etc. not by a resolution of a general meeting of shareholders but by a resolution of the Board of Directors as the system of a Company with Three Committees.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 8: Partial amendment to the Articles of Incorporation (Disclosure of minutes of the general meetings of shareholders)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall make every effort to disclose, via the Internet, the minutes of the general meetings of shareholders of the Company, at least to its shareholders, after omitting the personal names of the questioning shareholders.

2.	Reasons for Proposal

The general meetings of shareholders are valuable opportunities for shareholders to directly hear the management’s voice, and important information may be disclosed through the answers to the shareholder questions.

However, on the other hand, as they are held in the daytime on weekdays, attendance to them is difficult for most of the shareholders.

Under the applicable law, shareholders may request the inspection and copying of the minutes of the general meetings of shareholders; however, such requests have not been made frequently because the procedure is cumbersome.

Therefore, the Company should disclose to its shareholders the minutes of the general meetings of shareholders via the Internet. This measure would enhance the value of the Company as a company eager to disclose information.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The minutes of the general meetings of shareholders are legally-required documentary records of the general meetings of shareholders, and are not documents intended to be disclosed by the Company. For that reason, they are regulated by law that the right of inspection and copying of them is granted only to shareholders and creditors, and a procedure for making a request to the Company is required. In addition, it is assumed that the inspection and copying are a justifiable exercise of rights, and in the case where such inspection and copying constitute abuse of rights, even shareholders or creditors cannot inspect the minutes, etc. Considering the above-stated character of the documents, the disclosure via the Internet may lead to the abuse of the documents, such as use of the documents for a purpose other than the intended purpose, and therefore, is not necessarily appropriate.

For your information, from the perspective of necessity to convey information to shareholders, the Company plans to disclose the summary of the question and answer session on its website, starting from this general meeting of shareholders.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 9: Partial amendment to the Articles of Incorporation (Establishment of a system to prohibit fraud)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The group shall pay careful attention not to let employees of the bank in the group commit fraud upon customers, etc., at the Head Office and branches of the group, etc.

2.	Reasons for Proposal

Mr. O, a former employee of MHBK, was arrested for defrauding customers of the bank (depositors who deposited a large amount of money) of a substantial amount of funds by proposing and soliciting a profitable investment. He was sued by some of the victims and in the court decision dated February 20 was ordered to pay approximately JPY 250 million. The victims deposited their money without anxiety because Mr. O was an employee of MHBK, and he led them to a reception room of the Head Office. As such case would destroy the credibility of the group, the group should make efforts to prevent a recurrence.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The group has established the “Mizuho Code of Conduct,” which sets forth clear and concrete standards of ethical behavior, so that all directors, senior management and employees of the group are well aware of its content and act accordingly. Each of the companies in the group has also prepared a compliance manual, which serves as a practical guidebook for rigorous enforcement of compliance and clarifies the laws and regulations that the companies must observe in pursuing their business activities and the compliance activities they are required to follow. The group also conducts compliance training, etc., so that directors, senior management and employees are fully acquainted with the contents of the manual. The group is acutely aware of the significance of compliance with laws and regulations and will continue its endeavors to disseminate such awareness to employees. Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 10: Partial amendment to the Articles of Incorporation (Withdrawal from Green Sheet market)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The security company in the group shall fully withdraw from the market of the Green Sheet issues handled by it.

2.	Reasons for Proposal

Although the defect in the market of Green Sheet issues handled by MHSC was pointed out in the shareholder’s proposal of last year, such defect has not been cured in any way; therefore, MHSC should immediately withdraw from the market.

If MHSC is to continue participating in the market, it should disclose the indicative prices in continuous trading sessions and introduce the auction system that applies the principle of “price priority” and “time priority,” which is the principle applied in the stock exchanges.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

MHSC operates its business appropriately and in accordance with the various rules of the Japan Securities Dealers Association (“JSDA”) and the rules established by the JSDA for the purpose of ensuring the maintenance of order and fair trade practices in over-the-counter transactions. With regard to Green Sheet issues handled by MHSC, MHSC discloses, once daily, indicative prices appropriately, and those indicative prices are disclosed on said association’s website. However, as the indicative prices for Green Sheet issues serve as reference prices for intended trades, actual trades are not necessarily executed at those prices.

In conducting trades, MHSC endeavors to execute clients’ orders under the best terms and conditions for the clients based on the clients’ intentions. In order to execute clients’ orders under the best terms and conditions, MHSC comprehensively considers not only the price, but also various other factors, including cost, speed and certainty of the execution.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 11: Partial amendment to the Articles of Incorporation (Non-participation in the successor system of the Green Sheet market)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The security company in the group shall not participate in the successor system of the Green Sheet market.

2.	Reasons for Proposal

MHSC should not participate in the successor system of the Green Sheet market without the expectation that the Company would gain profits therefrom, and moreover, after having caused investors to incur enormous losses due to unjustly low stock prices.

If MHSC is to participate in the system, it should disclose the indicative prices in continuous trading sessions, introduce the auction system that applies the principle of “price priority” and “time priority,” which is the principle applied in the stock exchanges, and make the market a fair and transparent one that appropriately evaluates corporate value.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The JSDA announced the introduction of the Shareholders Community system, which is a system for over-the-counter securities transaction that replaces the Green Sheet issue system.

Based on the self-regulatory regulations for the introduction of such system that will be established by the JSDA, the group intends to consider the feasibility of participation in such system after fully analyzing matters such as whether (i) such system serves as a fair and transparent market for investors, (ii) such system contributes to the enhancement of MHSC’s provision of investment opportunities that meet the various needs of customers and (iii) such system is consistent with the group’s strategies and is sufficiently profitable.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

[End of Document]

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 13th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 23, 2015 (including related meetings due to postponements or adjournments), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

June [                    ], 2015

Notice

1.	The Board of Directors of the Company opposes all of the Shareholders’ Proposals.

2.	With respect to Proposal 2 and those thereafter, please circle “Approval” if you approve the Shareholders’ Proposal, and please circle “Disapproval” if you approve the opinion of the Board of Directors of the Company.

Company’s Proposal				Shareholders’ Proposals
Proposal 1	Proposal 2	Proposal 3	(Excluding the candidates stated below)	Proposal 4	Proposal 5	Proposal 6	Proposal 7	Proposal 8	Proposal 9

Approval	Approval	Approval		Approval	Approval	Approval	Approval	Approval	Approval
Disapproval	Disapproval	Disapproval		Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval

Shareholders’ Proposals
				Proposal 10	Proposal 11

				Approval	Approval
				Disapproval	Disapproval

In the event that your approval or disapproval of any proposal is not indicated on the voting form, the Company’s proposal for which your approval or disapproval is not indicated shall be deemed to have been approved and shareholders’ proposals for which your approval or disapproval is not indicated shall be deemed to have been disapproved, as the case may be.

Mizuho Financial Group, Inc.

FG – 013

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return to us only the voting form on the left, on which your approval or disapproval is indicated, so as to reach us no later than 5:00 p.m. on June 22, 2015.

(b)	Exercise of voting rights by electromagnetic method (via the Internet, etc.)

Please access the website indicated below for exercising voting rights and exercise your voting rights no later than 5:00 p.m. on June 22, 2015, by following the on-screen directions.

3.	As to indicating your approval or disapproval of Proposal 1, if you express a different opinion with respect to any of the candidates, please write the number of the candidate(s) stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 13th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

[Website for exercising voting rights

http://www.it-soukai.com/

Code for exercising voting rights

****************

Password

********]

Mizuho Financial Group, Inc.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 13th Fiscal Year

(from April 1, 2014 to March 31, 2015)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Financial and Economic Environment

Reviewing the economic environment over the fiscal year ended March 31, 2015, although the global economy as a whole continued to recover gradually, weakness in the recovery is seen in some regions. As for the future direction of the economy, although continued recovery is expected particularly in the major industrialized countries, increase of geopolitical risk and effect of decline in oil prices need continued and careful observation.

In the United States, the economy continues to recover as employment conditions improved and consumer spending picked up. As for the future direction of the economy, although the possible effects of movements toward normalization of monetary policy should be noted, steady recovery in the economy is expected to continue.

In Europe, the economies of the Euro area continued to recover gradually, in addition to steady recovery in the United Kingdom. It is expected that the economies of the region will continue to be on a gradual recovery trend; however such factors as the consequence of debt problems (including developments in Greece) and high unemployment rates, the effect of the slowdown of the Russian economy, and trends in monetary policy still require attention.

In Asia, China’s economy continued to grow in a stable manner, although the growth speed was slightly reduced. This trend is expected to continue; however, a possibility of a slowdown in growth rate began to be recognized mainly due to the issue of excess equipment in the manufacturing sector and weakness in the real estate market. As for the economies of the region as a whole, the situation in which growth momentum was lacking continued partially due to the weakening of exports to Europe. As for the future direction of the economy, while domestic demand is expected to be boosted by the decline in oil prices, since there are some concerns including depreciation of currencies that may be caused by the expected increase in interest rates in the United States, the rate of economic expansion is expected to remain gradual.

In Japan, as the gradual economic recovery trend continued, improvement of employment conditions and companies’ earnings were seen. As for the future direction of the economy, the Japanese economy can be expected to continue picking up, supported by such factors as growth in consumer spending backed by a recovery in employee compensation, and increased exports due to the continued trend of depreciation of the yen against other major currencies.

Main Businesses of the Group

The group companies of Mizuho Financial Group, Inc. (the “Group”) are composed of Mizuho Financial Group, Inc. (“MHFG”), 150 consolidated subsidiaries and 21 affiliates under the equity method. The Group engages in banking business, trust business, securities business, and other financial services.

Developments and Results of Operations

The Group has promoted the “One MIZUHO New Frontier Plan — Stepping up to the Next Challenge —,” the medium-term business plan formulated for the three (3) years from the fiscal year 2013.

This medium-term business plan is a proactive plan aimed at launching the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. In the medium-term business plan, the Group has developed five basic policies reflecting Mizuho’s vision for the Group’s future, the necessary elements for the new frontier of finance and the Group’s future direction based on an analysis of Mizuho’s current situation, and to add more detail to these five basic policies, we have also developed ten basic strategies in terms of business strategy and management foundations, etc., as follows. Based on the basic strategies, the Group has implemented business strategies and has worked to strengthen business management and management foundations, etc.

Mizuho’s Vision

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

Five Basic Policies

1.	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

2.	Contribute to sustainable development of the world and Japan by proactively responding to change.

3.	Mizuho Means Asia: accelerate globalization.

4.	Build strong financial and management foundations to support the essence of Mizuho.

5.	Form strong corporate governance and culture in the spirit of One MIZUHO.

Ten Basic Strategies

[Business Strategy]

1.	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments

2.	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

3.	Support formation of personal financial assets in Japan and invigorate their investment.

4.	Strengthen proactive risk-taking functions for growth industries and corporations.

5.	Strengthen and expand Asia-related business in Japan and on a global basis.

6.	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

[Business Management, Management Foundations, etc.]

7.	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

8.	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

9.	Further strengthen proactive governance and risk management.

10.	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

During the fiscal year 2014, the second fiscal year of the medium-term business plan, the Group has been striving to realize our commitment to become the most trusted financial services group.

Specifically, the Group has pursued unified strategies across the group-wide banking, trust banking and securities business areas with the intent of developing the cross-organizational financial know-how and industry knowledge of the group companies and thereby providing various financial services in a prompt manner through group-wide collaboration in response to various customer needs.

In addition, together with regional financial institutions, the Group has undertaken various regional revitalization activities, which include regional economic revitalization. The Group has also actively executed its policies to achieve even greater progress through, among other things, the execution of an agreement for the acquisition of a credit portfolio in respect of the wholesale market in North America from The Royal Bank of Scotland Group plc and the launch of preparations and discussions for integrating the asset management group companies in order to strengthen the asset management business of the Group.

With respect to corporate governance, the Group has endeavored to establish a corporate governance structure suitable for a global systemically important financial institution (G-SIFI), such as strengthening the functions of the holding company, as well as transforming MHFG into a Company with Three Committees (a Company with Committees under the Companies Act before the amendments thereto became effective as of May 1, 2015) in June 2014.

With respect to legal compliance, in conjunction with further enhancing its framework for the severance of business relations with anti-social elements, MHFG has intensified various efforts, including countermeasures against money laundering and terrorist financing.

[Results of Operations for fiscal 2014]

For fiscal 2014, the Group recorded a Consolidated Net Income of JPY 611.9 billion, which is a favorable result that exceeded the earnings estimates of JPY550.0 billion. Consolidated Net Income decreased by JPY 76.4 billion as compared to that of the last fiscal year, which was a record high Consolidated Net Income; however, such decrease occurred due to reasons including an increase in Income Taxes* by JPY 90.0 billion on a year-on-year basis due to, among others, the impact on tax effect accounting caused by the change in the effective tax rate due to revisions in the taxation system that were enacted in fiscal 2015. Consolidated Net Business Profits increased by JPY 132.6 billion on a year-on-year basis to JPY 876.9 billion, due to an increase in income from Trading and Others, as well as a steady increase in income from Customer Groups, which was mainly Non-interest income. Consolidated Credit-related Costs increased by JPY 117.5 billion on a year-on-year basis; however, Consolidated Credit-related Costs was JPY 4.6 billion and remained at a low level.

As a result, Consolidated Common Equity Tier 1 Capital Ratio as of March 31, 2015 was 9.43%.

MHFG continues to pursue “disciplined capital management” policy which maintains the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders.”

As a new policy to return profits to shareholders, starting from this fiscal year, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration. Based on this policy, MHFG proposes to make year-end cash dividend payments of JPY 4.00 per share on Common Stock (resulting in annual cash dividends including interim dividends, totaling JPY 7.50 per share for fiscal 2014, which is a JPY 1.00 increase from the amount for the previous fiscal year) for fiscal 2014, which represents an increase of JPY 0.50 from the amount forecasted at the beginning of fiscal 2014. MHFG also proposes to make cash dividend payments on Preferred Stock as prescribed.

*	Income Taxes — Current and Income Taxes — Deferred

Consolidated Net Income	Consolidated Net Business Profits	Consolidated Common Equity Tier 1 Capital Ratio	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 611.9 billion	JPY 876.9 billion	9.43%	JPY 7.50
(76.4 billion decrease on a year-on-year basis)	(132.6 billion increase on a year-on-year basis)	(0.63% increase on a year-on-year basis)	(Year-end cash dividends for fiscal 2014: JPY 4.00)

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	3,180.2	1,010.8	611.9
Mizuho Bank, Ltd. (“MHBK”)	2,238.2	686.3	423.1
Mizuho Trust & Banking Co., Ltd. (“MHTB”)	192.7	68.1	57.2
Mizuho Securities Co., Ltd. (“MHSC”)	301.5	61.2	44.0

Business Strategy

Promoting business strategies across the group-wide banking, trust banking, securities and other business areas, the Group adopted a group operational structure that enables MHFG to determine strategies and initiatives, and specifically, ten business units were established.

Developments and results of operations of each unit in this fiscal year are as follows.

Group Operational Structure of Mizuho

*	In principle, group companies other than the above belong to each unit depending on the characteristics of their businesses.

(Personal Banking Unit)

Personal Banking Unit is in charge of the businesses for individual customers.

In this fiscal year, through the full utilization of functions of the banking, trust banking and securities businesses, it has been working to respond to various customers’ financial needs. In order to respond to customers’ asset management needs, it has offered suggestions to make use of NISAs (the Japanese version of Individual Savings Accounts) for asset management, as well as expanded its lineup of the asset management products such as investment trusts.

In addition, to support smooth asset inheritance of customers, it offers services that make use of trust functions such as inheritance distribution service and testamentary trusts, and at the same time, it has started offering intermediary services at all branches of MHBK for the financial instruments that are handled by MHSC to provide financial services to more customers of Mizuho as the group-wide strategies.

Moreover, to promote customers to use Mizuho more, it has been working to enhance convenience. It has endeavored to provide user-friendly services for everyone such as improvement of services using Internet and smartphones and renovation of MHBK’s ATM screens, and it has also been working to provide services using new technology such as responding to customers’ inquiries by utilizing a chat application.

(Retail Banking Unit)

Retail Banking Unit is in charge of the businesses for individual customers such as business owners and land owners and businesses relating to the market for small and medium-sized enterprises.

In this fiscal year, it has, in conjunction with the Group, provided optimal financial solutions to needs of business owners, etc., that are management issues such as business growth and expansion, business inheritance and “asset inheritance and management.”

In addition, it has built up the system to meet customers’ needs through the establishment of an “Inheritance Proposal Booklet” for customers that covers various inheritance methods to respond to the circumstances of customers.

(Corporate Banking Unit (Large Corporations))

Corporate Banking Unit (Large Corporations) is in charge of the businesses relating to the market for corporations that are mainly large corporations and their group companies.

In this fiscal year, it has accurately identified the management issues of its customers against a backdrop of strong relationships with customers; namely, it achieved satisfactory results in the areas of, among others, syndicate loans, corporate bond underwriting and M&A, and it has provided optimal solutions that combine its specialized functions in the banking, trust banking and securities businesses on a global basis.

In addition, it has endeavored to nurture new industries and growth industries and has also supplied risk capital through the utilization of its knowledge of industries and business types.

(Corporate Banking Unit)

Corporate Banking Unit is in charge of the businesses relating to the market for owner enterprises that are mainly small and medium-sized enterprises.

In this fiscal year, strengthening the recognition that the smooth supply of funds is its role in society as a financial institution, it has made efforts to respond to the capital needs of its customers and has actively responded to support customer growth such as through the establishment of its Fund for Strengthening Growth Foundations, which amounts to ¥1 trillion.

In addition, it has offered on a group-wide basis optimal solutions for a wide range of management issues (including business/financial strategies of its customers), such as business matching services (customer referral services) and advisory services related to overseas business expansions and support for the initial public offerings of its customers, in accordance with the development stages of the businesses of its customers.

(Financial Institutions and Public Sector Business Unit)

Financial Institutions and Public Sector Business Unit is in charge of the businesses relating to the corporate market that is mainly for domestic financial institutions and public-sector entities.

In this fiscal year, in cooperation with other financial institutions and public-sector entities, it has supplied risk capital to growth industries through, among other things, the establishment of the Sixth Industry Fund for the Agriculture, Forestry and Fishing Sector and the use of funds established jointly by the public and private sectors and has also worked on regional revitalization through the growth support for the corporations to be invested in.

In addition, in cooperation with regional financial institutions and local governments, it has been focusing on the revitalization of regional economies through the provision of the Group’s knowledge of industries and the Group’s various resources.

(International Banking Unit)

International Banking Unit is in charge of the businesses relating to the corporate market mainly for Japanese overseas affiliated companies and non-Japanese companies.

In this fiscal year, through the provision of highly specialized services utilizing advanced financial technology and know-how, it supported Japanese companies with the international development of their businesses both internally and externally.

Specifically, in the region of Asia, through its expansion advisory service, etc., it has supported Japanese companies expanding their businesses to such region. In addition, it has actively promoted transactions with non-Japanese companies throughout the world through the utilization of the Group’s global network, and at the same time, in the products area, such as project finance and trade finance, it has been actively working to respond to various customer needs overseas.

In February 2015, it has accelerated the expansion of transactions with non-Japanese global companies, such as the execution of an agreement for the acquisition of a credit portfolio in respect of the wholesale market in North America from The Royal Bank of Scotland Group plc. and other matters, and at the same time, it has endeavored to further strengthen its ability to provide various financial services by promoting the formation of business alliances with institutions such as major overseas financial institutions and government-affiliated organizations.

Furthermore, it has promoted the further expansion of its network. In Asia, it established the Changshu sub-branch, a local subsidiary in China, and a sub-branch in the Eastern Seaboard of the Bangkok Branch in Thailand. In addition, it has acquired approvals from local authorities with respect to the establishment of a branch in Myanmar and the fifth branch office in India. Moreover, in South America, it established a sub-branch in Santiago, Chile.

(Investment Banking Unit)

Investment Banking Unit offers optimal solutions through collaboration among the banking, trust banking and securities functions, mainly in the following five business areas: M&A, real estate, asset finance, project finance and corporate finance.

In this fiscal year, it arranged a number of projects in each business area, which includes a project finance arrangement for the Post–Combustion Carbon Capture–Enhanced Oil Recovery Project in the United States.

In addition, it has endeavored to establish a system with which it can respond to customer needs through one-stop service, such as adopting “double-hat” structures mainly between banking and trust banking in parts of its real estate and asset finance businesses.

(Transaction Banking Unit)

Transaction Banking Unit provides various services, including domestic exchange, foreign exchange, cash management, trade finance, correspondent yen settlement services, yen securities custody services, global custody services, asset custody services and stock transfer agency services.

In this fiscal year, it has responded to various kinds of customer needs on a group-wide basis, and at the same time, it has established a system, which includes the establishment of the Asia Transaction Banking Division in Singapore, with which it provides integrated services through a single approach to respond to customer needs at various stages of the development of their overseas business activities, which range from providing tailor-made solutions from deal initiation to post-implementation follow-up.

(Asset Management Unit)

Asset Management Unit develops products and provides services that match the asset management needs of its wide range of customers from individuals to institutional investors through collaboration among the banking, trust banking and securities businesses with each of the asset management group companies.

In this fiscal year, it provided to its individual customers, products such as investment trusts and fund wraps that help individual customers to build up their assets in the medium to long term. For pension funds and customers that are local financial institutions, it has offered services catering to their diverse needs by analyzing and assessing the customers’ total portfolios and has provided advice pertaining to basic asset allocation and combinations of investment strategies.

(Markets Unit)

Markets Unit is in charge of the sales and trading businesses relating to general products in the market, such as interest rates, foreign exchange, equities and commodities, as well as investment business with respect to interest rates, equities and credits, etc.

In this fiscal year, Markets Unit offered optimal solutions that took into account the market environment drawing on the global network of the Group. Specifically, it met the needs by providing hedging strategies relating to foreign-exchange and derivative transactions and investment strategies relating to equities and bonds, etc., and at the same time, it has endeavored to disseminate information through investment conferences and analyst reports, etc. In the investment business, it provided stable portfolio management, utilizing its capability of providing investment information, by observing predictive signs and the diversification of investments, taking into account fluctuations in the markets.

The developments and results of operations of MHBK, MHTB and MHSC (the “Three Core Companies”) for this fiscal year are as follows.

(MHBK)

Under the unified strategies across the group-wide banking, trust banking and securities business areas, MHBK has provided the financial products and services that best meet the diverse needs of the customers of the Group.

For individual customers, MHBK has been making efforts to enhance the provision of products and services that are appropriate for the life stages and life events of each individual customer and to improve convenience.

For corporate customers, MHBK has provided optimum solutions by utilizing its industry and business knowledge. In addition, strengthening the recognition that the smooth supply of funds is its role in society as a financial institution, MHBK has made efforts to strengthen its capabilities to respond quickly to the capital needs of its customers, according to the development stages of its customers’ businesses.

With respect to overseas, MHBK has offered not only loan financing but also a range of other services, including advisory and cash management services, to precisely meet the needs of customers. In addition, MHBK has promoted the further expansion of its network and has provided business development support for the international development of its customers by coordinating the activities and services of both Mizuho branches and other offices within and outside Japan.

(MHTB)

Under the unified strategies across the group-wide banking, trust banking and securities business areas, MHTB has provided services that meet the diverse needs of customers of the Group by utilizing its expertise in the trust business.

For individual customers, MHTB has provided comprehensive services by making use of its high specialty in trust such as asset management services (including money trusts), real estate services and asset and business inheritance services.

For corporate customers, MHTB has provided optimal trust solutions, such as trust functions that are real estate and asset securitization, and stock transfer agency services through its high-quality consulting proposals, for customers’ management issues.

In addition, in the pensions and asset management functions, MHTB has provided optimal solutions to respond to customers’ needs.

(MHSC)

Under the unified strategies across the group-wide banking, trust banking and securities business areas, MHSC has provided the most appropriate financial products and financial services that meet the diverse needs of customers of the Group.

For individual customers, MHSC has provided various products, including equities, bonds, investment trusts and fund wraps as well as timely, high-quality research information. Also, MHSC has focused on implementing customer-centric marketing activities by transforming its approach to focus on deposits and assets under management with the objective of contributing to customers’ asset building in the medium to long term.

For corporate customers, MHSC has endeavored to provide optimum financial solutions in line with the business strategies of its customers by making use of its specialty as a securities company through offering equities, bonds and other securities underwriting operations, support for listing stocks, advisory services for various types of financial matters and capital management, M&A advisory services.

For customers that are institutional investors, in addition to providing products and various research reports that suit their investment strategies, MHSC has improved its IR services and further reinforced its execution capabilities in order to meet the increasingly sophisticated needs of its customers.

Furthermore, in order to provide further enhanced, comprehensive financial services, the Group has promoted various measures, such as the establishment of joint branches that make use of banking, trust and securities functions.

In addition to the foregoing business strategy, being constantly aware of its social responsibilities and the importance of its public mission as a financial institution, the Group has appropriately responded to applications for new loans, changes in loan terms, etc., and at the same time, the Group has strived to perform consulting functions and made efforts toward the facilitation of financing across the entire group. With respect to the Guidelines for Personal Guarantee Provided by Business Owners announced in December 2013 by the Study Group for the Guidelines for Personal Guarantee Provided by Business Owners, which is administratively supported by the Japan Chamber of Commerce and Industry and the Japanese Bankers Association, the Group has committed itself to act properly and in compliance with such Guidelines on the basis of a sufficient understanding of their purpose and details.

With respect to CSR (corporate social responsibility) activities, the Group has promoted mainly the activities implemented by means of its core business operations. In order to contribute to the development of Japan’s economy and society and the strengthening of the competitiveness of Japanese industries as a financial institution based in Japan, the Group has promoted initiatives in the agriculture, medical and energy fields and other areas, including investments in a fund to support “sixth industry” initiatives for the agriculture, forestry and fishing sectors, investments in a fund to support the development of the healthcare and medical and nursing care businesses, and financing for the renewable energy business. Moreover, the Group has continuously exerted its utmost efforts to support the recovery of the lives of disaster victims as well as industries and the economy in the disaster areas affected by the Great Eastern Japan Earthquake and to support regional reconstruction, focusing on the disaster areas. Furthermore, the Group has continued its active support for financial education through donated lectures and courses at universities, lessons at elementary, junior high and high schools and by providing students with workplace experience, etc.

Transformation into a Company with Three Committees

Aiming at further enhancing corporate governance, including strengthening the supervisory function by the Board of Directors over management and improving transparency of management processes, and enhancing the flexibility of management process by facilitating swifter decision-making, MHFG transformed itself into a Company with Three Committees (a Company with Committees under the Companies Act before the amendments thereto became effective as of May 1, 2015), which was approved at the ordinary general meeting of shareholders on June 24, 2014.

The basic policy and main features regarding MHFG’s corporate governance system after the transformation into a Company with Three Committees are as follows.

Basic Policy regarding MHFG’s Corporate Governance System

•	Separation of supervision and management

Secure the effectiveness of governance by ensuring the separation of supervision and management and making supervision of the management, such as the execution of duties, etc., by Executive Officers as defined in the Companies Act, the primary focus of the Board of Directors.

•	Delegation of “decisions on business execution” to Executive Officers as defined in the Companies Act

Make it possible for the management to make swift and flexible decisions and realize expeditious corporate management by the Board of Directors’ delegating decisions on business execution to Executive Officers as defined in the Companies Act.

•	Securing independence of supervision

Utilize the Nominating Committee, Compensation Committee, Audit Committee, etc., comprised mainly of Outside Directors who are independent from the management of the Group, and secure transparency and fairness in decision-making processes and the effective supervision of the management.

•	Adoption of global standards

Actively adopt operations and practices that are recommended at a global level regarding corporate governance as well as compliance with Japanese laws and regulations as a financial group expanding across the globe.

Main Features regarding MHFG’s Corporate Governance System

•	Composition of the Board of Directors

In light of the role of the Board of Directors to supervise the management, non-executive directors (Outside Directors and internal non-executive directors) shall constitute a majority of the Board of Directors. The Board of Directors also includes a certain number of internal directors sufficient to ensure quality in decision-making and effective supervision by Directors with expertise who are familiar with financial businesses and regulations and Mizuho’s business model.

At the time MHFG transformed into a Company with Three Committees, MHFG additionally appointed three Outside Directors with expert knowledge of, and experience in, corporate governance, compliance with laws and regulations, crisis management, risk management, management strategy, global management, management reform (in terms of organization and culture), and consequently, the number of the Outside Directors became six. The Board of Directors consists of a total of 13 Directors: six Outside Directors; two internal non-executive directors; and five Directors concurrently serving as Executive Officers as defined in the Companies Act, President & CEO (Group CEO), as well as CFO, CRO, CCO and CSO.

•	Separation of the Chairman of the Board of Directors from the head of business execution

In principle, an Outside Director (or at least a non-executive director) shall be appointed as the Chairman of the Board of Directors, in light of the role of the Board of Directors to supervise the management. At the time MHFG transformed into a Company with Three Committees, the Board of Directors appointed the Chairman of the Board of Directors from among Outside Directors, and the Deputy Chairman of the Board of Directors, as a person who assists with the operation of the Board of Directors by the Chairman of the Board of Directors, who is an Outside Director, from among internal non-executive directors.

•	Composition of the three legally-required committees

The Nominating Committee determines the contents of proposals regarding the appointment and dismissal of Directors of MHFG to be submitted to the general meeting of shareholders, and exercises approval rights in MHFG with respect to the appointment and dismissal of Directors of the Three Core Companies. The Compensation Committee determines the compensation for each Director and Executive Officer as defined in the Companies Act, of MHFG, and exercises approval rights in MHFG for compensation for each Director of the Three Core Companies. All members of these Committees, including the Chairman of each, shall be appointed from among Outside Directors (or at least non-executive directors). At the time MHFG transformed into a Company with Three Committees, all members of the Nominating Committee and the Compensation Committee were appointed from among Outside Directors.

Also, the Audit Committee that audits the legality and appropriateness of the execution of duties by Directors and Executive Officers as defined in the Companies Act, shall consist of no less than five members, and the majority of those members shall be Outside Directors. At the time MHFG transformed into a Company with Three Committees, the members consisted of two (2) internal non-executive directors who are fulltime members of the Audit Committee and three (3) Outside Directors, and the Chairman was appointed from the full-time members of the Audit Committee.

•	Composition of Executive Officers as defined in the Companies Act

Based on the policy that people who make decisions on business execution delegated by the Board of Directors, as managers of MHFG, and who assume a controlling role of business execution, should be appointed as Executive Officers as defined in the Companies Act, MHFG shall appoint the President & CEO (Group CEO), and, in principle, the most senior staff who control units that comprise profit units under the control of the President & CEO (Group CEO), Heads of Groups, and the Head of Internal Audit Group as Executive Officers as defined in the Companies Act. At the time MHFG transformed into a Company with Three Committees, the Board of Directors appointed 12 Executive Officers as defined in the Companies Act, based on the policy above.*

*	As of April 1, 2015, based on a review of the composition of Executive Officers as defined in the Companies Act, the Board of Directors appointed all Heads of Units as Executive Officers as defined in the Companies Act. (18 Executive Officers as defined in the Companies Act, as of April 1, 2015.)

Operations of the Board of Directors and Committees

•	Board of Directors

The Board of Directors determined, in principle, to delegate to the President & CEO decisions on business execution excluding matters to be determined solely by the Board of Directors under laws and regulations. In addition, proposals to the Board of Directors were concentrated on proposals relating to critical issues that were selected mainly by the Chairman of the Board of Directors, and regarding issues that affect management fundamentally, Directors conducted active and essential discussions, including presentation of opinions and proposals from high-level perspectives given by Outside Directors.

Also, various kinds of efforts for operation of the Board of Directors, such as presentation of Board materials with issues and tasks clearly shown, as well as advance distribution and explanation of Board materials, have been implemented.

Meetings of the Board of Directors were held 16 times during this fiscal year. At the meetings of the Board of Directors, business plans for the fiscal year 2015 of the Group, etc., were resolved, and reports to the Board of Directors on the implementation of strategies, corporate performance and key issues were made in order to provide Directors with an overview of the overall management.

•	Nominating Committee

The Nominating Committee discussed on several occasions the appointment of Directors of MHFG and the Three Core Companies and other matters based on original drafts of the proposals prepared by the President & CEO in accordance with the instructions from the Chairman of the Nominating Committee. In the course of the discussions, the effectiveness of the process with high transparency undertaken mainly by Outside Directors for determining appointment of Directors was ensured by several measures, such as holding discussions, taking into account objective indicators obtained through assessments conducted by outside bodies and other measures, expertise based on business experience and other factors, at the Human Resources Review Meeting that consists of the President & CEO and Outside Directors who serve as members of the Nominating Committee and the Compensation Committee as well as conducting individual interviews and presenting officers’ reports to the Board of Directors.

After MHFG transformed into a Company with Three Committees in June 2014, meetings of the Nominating Committee were held seven times during this fiscal year, and the Nominating Committee determined candidates for Directors of MHFG, exercised approval rights in MHFG with respect to the appointment of Directors of the Three Core Companies, and conducted other related matters.

•	Compensation Committee

The Compensation Committee discussed on several occasions the compensation system corresponding to the role and responsibility to be carried out by Directors in light of factors, such as the medium- to long-term results of MHFG as well as economic and social circumstances, etc., based on original drafts of the proposals prepared by the President & CEO in accordance with the instructions from the Chairman of the Compensation Committee. From the perspective of offering sound incentives aimed at continuous and stable corporate growth while controlling excessive risk taking, the compensation system was reevaluated in order to more adequately reflect each officer’s performance by establishing an appropriate component ratio through decreasing the fixed compensation ratio, and adopting performance payments and performance-linked stock compensation. In examining the reevaluation of the compensation system, it was ensured that the process undertaken mainly by Outside Directors was objective and transparent.

After MHFG transformed into a Company with Three Committees in June 2014, meetings of the Compensation Committee were held six times during this fiscal year, and the Compensation Committee resolved policies for determination of executive compensation and determined the compensation for each individual Director and Executive Officer as defined in the Companies Act, of MHFG, exercised approval rights in MHFG for compensation for each individual Director of the Three Core Companies, and conducted other related matters.

•	Audit Committee

In meetings of the Audit Committee, the Audit Committee received reports from Directors, Executive Officers as defined in the Companies Act, employees and Independent Auditors (“Directors, etc.”) on matters necessary to audit the execution of duties by Directors and Executive Officers as defined in the Companies Act and requested that they report such matters timely and appropriately, and whenever necessary, the Audit Committee also gave instructions and opinions. The Audit Committee confirms the decision-making processes of business execution departments and the details thereof through activities by full-time members of the Audit Committee such as attendance at important meetings of business execution departments, inspection of approval documents for fundamental issues and other documents, collection of reports from Directors, etc., and coordination with the Internal Audit Group, and thereby ensures the effectiveness of the Audit Committee’s audit.

After MHFG transformed into a Company with Three Committees in June 2014, meetings of the Audit Committee were held 14 times during this fiscal year, and the Audit Committee resolved the formulation of auditing plans, establishment of auditing standards, etc., and confirmed the circumstances regarding the execution of duties by Directors and Executive Officers as defined in the Companies Act, etc.

The Corporate Governance Guidelines, which set out the basic policy, framework and governing policies regarding MHFG’s corporate governance system, are available on MHFG’s website.

[Issues to be Addressed by the Group]

The Group considers the fiscal year 2015, which is the last fiscal year of the medium-term business plan, to be the year to concentrate its efforts on strengthening its competitive advantage and will further advance the unified strategies across the group-wide banking, trust banking and securities business areas in order to realize the purpose of the plan. At the same time, the Group will strive to further strengthen its corporate governance.

As part of this approach, the Group determined that it will prioritize the following four business areas: “transactions with family-owned companies,” “transactions with large corporate customers,” “transactions with non-Japanese blue-chip companies” and “asset management business.” The Group established a system to focus on these areas by assigning the Officers in charge of Strategic Planning (Priority Assignments) to these areas. The Group will steadily promote this strategy and strive to secure its competitive advantage in these areas.

As has been announced in March 2015, the Group determined to integrate its asset management group companies in order to strengthen its asset management business, with the aim to become a leading player in the industry in terms of both quality and size, which provides the highest quality solutions and has one of the highest volumes of assets under management in Japan. By making its asset management business the “fourth pillar” of the Group’s business, which is situated next to its banking, trust banking and securities businesses, and further promoting collaboration among companies in the Group, the Group will exert its utmost efforts to meet customers’ diversified and sophisticated needs.

As an approach over the medium to long term, based on its corporate philosophy, the Group became a Gold Partner in the category of “Banking” for the Tokyo 2020 Olympic and Paralympic Games (“Tokyo 2020”). In order to lead Tokyo 2020, which is a chance for Japan to grow and develop as a nation, to success, the Group will, over the next six years, use its unparalleled collective strengths, solid and broad business base and its carefully cultivated in-depth industry knowledge to provide finance-related support and expertise to Tokyo 2020-related business as well as to help customers create new business opportunities.

The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

[Business strategies]

Details of the business strategies of each unit are as follows.

(Personal Banking Unit)

Personal Banking Unit will continue to strive for improvement of capacity to provide financial instruments and financial services, with the objective of becoming a “financial group continuously chosen by customers.” It will also promote the approach for next-generation financial services, such as provision of new services utilizing SNS, etc., increasing customer convenience at branches, and provision of services in alliance with other companies.

(Retail Banking Unit)

Retail Banking Unit will make efforts to provide customers that have various needs with optimal solutions that can be provided by coordination across the corporate and personal banking units and collaboration among the banking, trust banking and securities businesses, with the aim to be the “long-term business partner of customers.”

(Corporate Banking Unit (Large Corporations))

Corporate Banking Unit (Large Corporations) will further facilitate the progress of the Group’s business model to combine its specialized functions through collaboration among banking, trust banking and securities, and will provide advice on customers’ management issues, such as business and financial strategies and capital structure as well as group-wide optimal solutions.

(Corporate Banking Unit)

Corporate Banking Unit will offer customers the optimal solutions to a wide range of management issues, including fund raising, overseas business expansion and business succession, according to the development stages of the customers’ business, through collaboration among the banking, trust and securities businesses, and will meet the various needs of such customers.

(Financial Institutions and Public Sector Business Unit)

Financial Institutions and Public Sector Business Unit will provide optimal financial services on a group-wide basis: to customers that are financial institutions, it will provide services such as advice on financial strategies and proposals for various investment products; and to customers that are public-sector entities, it will provide services such as financing support through being entrusted with and underwriting of public bonds and services concerning Public Private Partnership/Private Finance Initiative (PPP/PFI). In addition, it will continue its efforts to realize regional revitalization, which is an important issue of the Japanese economy.

(International Banking Unit)

In addition to providing support for Japanese companies in overseas business expansion, International Banking Unit will endeavor to build long-term relationships with non-Japanese and global multinational companies by expanding the scope of transactions from loan financing to diverse transactions, such as settlement and securities related transactions. Furthermore, it will continue to expand its office network and at the same time engage proactively in forming business alliances with overseas local financial institutions and government-affiliated organizations to further enhance its capacity to provide financial services.

(Investment Banking Unit)

Investment Banking Unit will provide optimal solutions that meet the diverse needs of customers by further accelerating the unified operations across the group-wide banking, trust banking and securities business areas and functionally integrating the sophisticated expertise of each business area.

(Transaction Banking Unit)

Transaction Banking Unit will strengthen its capability to provide comprehensive proposals in marketing to large corporations, including advancement of marketing to headquarters, and strengthen the marketing approaches through coordination across the corporate and personal banking units. Furthermore, it will aim to become a “core bank” for transaction banking for customers who are doing business in Asia by starting full-scale operations that offer comprehensive services for overseas businesses of customers.

(Asset Management Unit)

While preparing for and considering the integration of the asset management group companies, Asset Management Unit will offer superior investment products to individual customers, increase its capacity to provide and select products that match the diversified needs of pension funds, and strengthen its efforts to offer comprehensive services by integrating defined contribution pension schemes and defined benefits schemes into one. Furthermore, to address the expanding needs of local financial institutions in managing investment securities, Asset Management Unit will take actions to strengthen its capability to offer solutions and other measures.

(Markets Unit)

Markets Unit will continue to offer products, and improve the ability to provide solutions, that respond accurately to our customers’ needs and strive to provide stable portfolio management in an effort for the Group to be “the top global player in Asia offering a wide range of products based on the collaboration among banking, trust banking and securities.”

The business strategies of the three core companies, which were developed based on the business strategies of each of the above units, are as follows.

(Mizuho Bank, Ltd.)

As a leading bank with one of the largest customer bases in Japan, MHBK will further enhance its strengths and characteristics that have been cultivated thus far and fully leverage the comprehensive capabilities of the Group, which is the biggest strength of the Group, to meet customers’ diverse financial needs through initiatives that only Mizuho can provide.

For individual customers, MHBK will make efforts to strengthen its provision of products and services to them and to increase customer convenience.

For corporate customers, MHBK will enhance its lending function by demonstrating its ability to take intelligent risks and improve its ability to provide solutions based on the Group’s uniqueness and competitive advantages, such as industry expertise and capabilities in developing new products.

With respect to business with overseas customers, in addition to providing support for Japanese companies in overseas business expansions, MHBK will endeavor to build long-term relationships with non-Japanese and global multinational companies by expanding the scope of transactions from loan financing to diverse transactions, such as settlements.

(Mizuho Trust & Banking Co., Ltd.)

MHTB will further accelerate the unified group strategy and strive to enhance its expertise as a professional in the trust banking business, in order to improve the entire Group’s capability to provide solutions to customers.

For individual customers, MHTB will maximize its consulting functions, and further enhance its capability to meet customer needs related to the inheritance of assets, business, etc., through opening new branches and increasing personnel.

For corporate customers, MHTB will meet various needs by promoting solution-oriented sales activities through the utilization of trust-related solutions and by enhancing its capability to respond to real estate-related needs. In addition, in order to make the asset management business the “fourth pillar,” MHTB will strive to enhance its asset management capabilities with the asset management group companies.

(Mizuho Securities Co., Ltd.)

MHSC will further accelerate the unified group strategy and provide even more high-value added financial instruments and securities services to customers of the Group.

For individual customers, MHSC will provide various financial products, including equities, bonds, investment trusts and fund wraps as well as timely, high-quality research information, by leveraging its industry-leading domestic branch network and other channels, such as our Internet and call centers.

For corporate customers, MHSC will offer equities, bonds and other securities underwriting operations, support for listing stocks, advisory services for various types of financial matters and capital management, M&A advisory services, structured finance and other solutions closely in line with the business strategies of its customers.

For customers that are institutional investors, MHSC will provide products and various research reports that suit their investment strategies, improve its IR services and further reinforce its execution capabilities and thus meet the increasingly sophisticated needs of its customers.

[Business Management, Management Foundations, etc.]

By responding to the changes in the business environment, such as tightening of regulations, the Group will also firmly exert efforts in its business management and management foundations, which are inextricably linked to the business strategy.

(Enhancement of Corporate Governance)

While the Group has transformed into a Company with Three Committees, the Group will continue to endeavor to enhance the sophistication of the corporate governance structure that is suitable for a global systemically important financial institution (G-SIFI), in consideration of requirements both in Japan and overseas for a strong corporate governance, as can be observed in the amendments to the Companies Act, the establishment of the Corporate Governance Code, and the consultative document of the Basel Committee on Banking Supervision aiming to revise the Corporate Governance Principles for Banks. Furthermore, the Group will commit itself to continue to conduct its business operations appropriately, in compliance with the structure for ensuring appropriate conduct of operations (internal control system) determined by a resolution of the Board of Directors.

(Establishment of the Risk Appetite Framework)

Starting this fiscal year, the Group has introduced a risk appetite framework, in light of enhancement of corporate values through the integrated group-wide operation of business strategies, financial strategies and risk controls. Specifically, the Group will establish a policy on risk-taking, decide on the risk limits based on specific risk categories, and provide them to the units responsible for planning and advancing our business strategies. The risk-taking policy will be set separately for each of the three categories: “universal risk-taking category,” “medium to long term objectives” and “current fiscal year objectives.” The Group will implement effective business operations in accordance with its risk-taking policy, by nurturing a sound risk culture within the organization and by taking actions to raise the awareness of all officers and employees.

(Establishment of Data Management Division and Assignment of Chief Data Officer)

Against the backdrop of the strengthening of financial regulations and the development of information technology world-wide, the Group established the Data Management Division in July 2014, and the officer in charge was named the Chief Data Officer (“CDO”), in consideration of the importance of the collection and analysis, and the management of data that is applied to our business operations. The CDO is responsible for promoting data management and he/she will centrally manage data for the banking, trust banking and securities businesses and will enhance marketing efforts through strong risk management and effective application of big data.

(Establishment of Corporate Culture)

The Group will continue to take initiatives to establish a strong corporate culture that will support corporate governance. Specifically, it will further strengthen continued actions related to each initiative by having each division and branch create its own visions and supporting the initiatives towards realizing these visions, commencing discussion sessions with senior management, and off-site meetings for general managers of head office divisions and marketing offices in Japan and overseas.

(Further Market Penetration of Mizuho Brand)

The Group has adopted the brand slogan, “One MIZUHO: Building the future with you,” to indicate our commitment to become “The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.” In order to further the market penetration of the Mizuho brand, the Group will strive to achieve the business plans for the fiscal year 2015 and make efforts to practice communication of the Mizuho brand. Specifically, Mizuho has started, since April 2015, the social contribution project, “Mizuho Heartful Action,” such as registering Mizuho branches as children’s refuge centers, increasing branches with interpreting services for non-Japanese speaking customers, providing tablet banking service that allows users to fill out forms online, and conducting voluntary activities within the local communities. Moreover, Mizuho will continue to implement measures to further improve the value of the Mizuho brand by means such as contributing to the growth strategy of Japan through the appointment as a Tokyo 2020 Gold Partner in the category of “Banking.”

The Group will continue to endeavor to strengthen the attitude toward governance and toward compliance with laws and regulations, including severance of business relations with anti-social elements, and at the same time, it will pursue the group strategy sharing with all of its management and employees the determination represented by the brand slogan, in the spirit of One MIZUHO. The Group will promote CSR initiatives and contribute to the sustainable development of society on a group-wide basis, and further promote its corporate values. Our shareholders’ continuing support would be greatly appreciated.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2011 (For the fiscal year ended March 31, 2012)	FY 2012 (For the fiscal year ended March 31, 2013)	FY 2013 (For the fiscal year ended March 31, 2014)	FY 2014 (For the fiscal year ended March 31, 2015)
Ordinary Income	2,715.6	2,913.0	2,927.7	3,180.2
Ordinary Profits	648.5	750.3	987.5	1,010.8
Net Income	484.5	560.5	688.4	611.9
Comprehensive Income	627.5	1,270.8	832.9	1,941.0
Total Net Assets	6,869.2	7,736.2	8,304.5	9,800.5
Total Assets	165,360.5	177,411.0	175,822.8	189,684.7
(Note) Fractions are rounded down. b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)
	(JPY billion)
	FY 2011 (For the fiscal year ended March 31, 2012)	FY 2012 (For the fiscal year ended March 31, 2013)	FY 2013 (For the fiscal year ended March 31, 2014)	FY 2014 (For the fiscal year ended March 31, 2015)
Operating Income	37.7	262.1	316.8	377.7
Cash Dividends Received	7.9	233.0	285.1	344.6
Cash Dividends Received from Majority-owned Banking Subsidiaries	5.7	231.3	282.0	316.0
Cash Dividends Received from Other Subsidiaries and Affiliates	2.1	1.7	3.1	28.6

Net Income	(JPY million 10,217)	(JPY million 241,337)	(JPY million 285,861)	(JPY million 349,001)
Net Income per Share of Common Stock	(JPY 0.06)	(JPY 9.69)	(JPY 11.53)	(JPY 14.11)
Total Assets	6,128.4	6,202.1	6,251.3	6,603.1
Investments in Majority-owned Banking Subsidiaries	5,968.6	5,968.6	5,454.8	5,454.8
Investments in Other Subsidiaries and Affiliates	65.9	54.7	568.5	568.5

(Notes)

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

(3) Employees

		Number of Employees
March 31, 2015	Mizuho Bank, Ltd. (consolidated)	34,528
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,684
	Mizuho Securities Co., Ltd. (consolidated)	8,908
	Other	6,664
	Total	54,784
March 31, 2014	Mizuho Bank, Ltd. (consolidated)	34,748
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,638
	Mizuho Securities Co., Ltd. (consolidated)	8,910
	Other	6,615
	Total	54,911

(Notes)

1. The Number of Employees is the number of persons engaged in MHFG and its consolidated subsidiaries.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

3. The number of employees of MHFG is included in “Other.”

(Reference)

The following sets forth information regarding the employees of each of MHBK, MHTB and MHSC, as well as MHFG (collectively, the “Four Companies”):

	March 31, 2015	March 31, 2014
Number of Employees	37,713	37,381
Average Age	38 years, 4 months	38 years, 1 month
Average Years of Employment	14 years, 6 months	14 years, 5 months
Average Monthly Salary	JPY 481 thousand	JPY 470 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

6. Since it was determined that, starting from March 31, 2015, the above figures would include those of MHSC, which is a principal subsidiary of MHFG, the above figures for March 31, 2014, are shown as a result of recalculation by including the figures of MHSC.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2015	March 31, 2014
Kanto, Koshinetsu	377	372	Head Office, etc.
Hokkaido, Tohoku	16	16	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	85	85	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	16	16	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	13	13	Fukuoka Branch, etc.
Domestic Total	507	502
The Americas	11	10	New York Branch, etc.
Europe and the Middle East	7	7	London Branch, etc.
Asia and Oceania	20	19	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	38	36
Total	545	538

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 143 agencies (143 as of March 31, 2014), 49,526 non-branch ATMs (46,586 as of March 31, 2014) and 7 representative offices overseas (7 as of March 31, 2014) were in operation as of March 31, 2015.

3. In addition to the above, 3 sub branches (3 as of March 31, 2014) at Narita Airport, 2 sub branches (2 as of March 31, 2014) at Kansai International Airport, 4 sub branches (4 as of March 31, 2014) at Haneda Airport, mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2014) at Narita Airport, were in operation as of March 31, 2015.

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2015	March 31, 2014
Kanto, Koshinetsu	36	36	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	9	9	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	3	3	Hiroshima Branch, Okayama Branch, etc.
Kyushu	3	3	Fukuoka Branch, etc.
Total	53	53

(Notes)

1. Offices include sub branches.

2. In addition to the above, 51 trust agencies (53 as of March 31, 2014) were in operation as of March 31, 2015.

c.	Securities Business

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2015	March 31, 2014
Kanto, Koshinetsu	43	43	Head Office, Shinjuku Branch, etc.
Hokkaido, Tohoku	6	6	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	41	41	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	10	10	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	8	8	Fukuoka Branch, Kumamoto Branch etc.
Total	108	108

(Notes)

1. In addition to the above, 2 representative offices overseas (2 as of March 31, 2014) were in operation as of March 31, 2015.

2. In addition to the above, 164 Planet Booths (165 as of March 31, 2014) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2015.

3. Among the principal offices, the name of the Shinjuku Branch was changed to Shinjuku Sales Dept. I as of April 27, 2015, and the name of the Osaka Branch was changed to Osaka Sales Dept. I as of April 6, 2015.

d.	Other Business

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

a.	Total Amount of Capital Investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total Amount of Capital Investment	62,083	2,447	4,075	161,231

(Notes)

1. Fractions are rounded down.

2. Among the items included in “Other” above, one important item is described in “b. New establishment of important facility, etc.” below.

b.	New establishment of important facility, etc.

	(JPY million)
	Company Name	Details	Amount
Other	Mizuho Financial Group, Inc.	Acquisition of former Head Office building of Mizuho Bank, Ltd. (trust beneficiary rights in the land and building)	159,003

(Note)

Fractions are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065	100.00	288,757
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369	100.00	27,147
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167	95.80	25,096
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	129
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment management	May 26, 1964	2,045	98.70	347
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	July 1, 1985	2,000	50.00	1,164
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	502
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	May 11, 1970	1,627	91.50	1,522
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	—
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,013	21.52 (21.52)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	—
Shinko Asset Management Co., Ltd.	Chuo-ku, Tokyo	Investment management	June 14, 1961	4,524	94.84 (94.84)	—
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000	60.00 (60.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Japan Stockholders Data Service Company, Limited	Suginami-ku, Tokyo	Securities administration agency business	April 1, 2008	2,000		50.00 (50.00)	—
Mizuho Trust Realty Company Limited	Chuo-ku, Tokyo	Real estate agency business	July 15, 1986	1,500		76.87 (76.87)	—
Japan Pension Operation Service, Ltd.	Chuo-ku, Tokyo	Administration and operation of pension plans	December 21, 2004	1,500		50.00 (50.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		50.99 (50.99)	—
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	April 1, 1998	200		60.00 (60.00)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	506,138 (GBP 2,840 million	)	100.00 (100.00)	—
Mizuho Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	184,015 (CNY 9,500 million	)	100.00 (100.00)	—
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	June 2, 2008	149,241 (VND 26,650,203 million	)	15.00 (15.00)	—
Mizuho Securities Asia Limited	Hong Kong Special Administrative Region, PRC	Securities	April 30, 1999	36,905 (HKD 2,379 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	30,080 (IDR 3,269,574 million	)	98.99 (98.99)	—
Mizuho Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	18,491 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	20,036 (USD 166 million	)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	12,628 (USD 105 million	)	100.00 (100.00)	—
Mizuho Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	11,843 (USD 98 million	)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	6,618 (CHF 53 million	)	100.00 (100.00)	—
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,950 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (    ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)
Mizuho Bank, Ltd.	700,135	—	—
Total	700,135	—	—

2. Matters Regarding Officers

(1) Officers

Directors	(As of March 31, 2015)
Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Yasunori Tsujita	Member of the Board of Directors	Deputy President of Mizuho Bank, Ltd.

Ryusuke Aya	Member of the Board of Directors	Managing Director of Mizuho Bank, Ltd.

Junichi Shinbo	Member of the Board of Directors	Managing Director of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy Co., Ltd.

Koji Fujiwara	Member of the Board of Directors	Managing Director of Mizuho Bank, Ltd.

Hideyuki Takahashi	Member of the Board of Directors Member of the Audit Committee	Member of the Board of Directors of Mizuho Bank, Ltd.	(Note) 1

Nobukatsu Funaki	Member of the Board of Directors Member of the Audit Committee

Akihiko Nomiyama	Member of the Board of Directors (outside officer) Member of the Compensation Committee Member of the Audit Committee	Honorary Executive Consultant of JX Holdings, Inc.

Name	Title and Assignment	Major Concurrent Office	Other
Mitsuo Ohashi	Member of the Board of Directors (outside officer) Member of the Nominating Committee	Senior Counselor of Showa Denko K.K. External Statutory Auditor of Fukoku Mutual Life Insurance Company

Takashi Kawamura	Member of the Board of Directors (outside officer) Member of the Nominating Committee Member of the Compensation Committee	Advisor of Hitachi, Ltd. Outside Director, Chairman of the Board of Hitachi Chemical Company, Ltd. Chairman of the Board, Outside Director of Hitachi Construction Machinery Co., Ltd.

Tatsuo Kainaka	Member of the Board of Directors (outside officer) Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

External Director of Japan Airlines Co., Ltd.

Corporate Auditor (External) of Oriental Land Co., Ltd.

Kanemitsu Anraku	Member of the Board of Directors (outside officer) Member of the Compensation Committee Member of the Audit Committee	Outside Director of Sony Corporation	(Note) 1

Name	Title and Assignment	Major Concurrent Office	Other
Hiroko Ota	Member of the Board of Directors (outside officer) Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

(Notes)

1. Mr. Hideyuki Takahashi, who served as Group CFO of MHFG and Mr. Kanemitsu Anraku, who served as Chief Financial Officer of Nissan Motor Co., Ltd., have considerable knowledge of financing and accounting gained through their experiences and careers.

2. Since, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and to have sufficient coordination with internal control departments, and for these reasons, MHFG appointed two non-executive directors who are internal directors, Messrs. Hideyuki Takahashi and Nobukatsu Funaki, as full-time members of the Audit Committee.

3. Mr. Nobukatsu Funaki resigned from his position as Outside Corporate Auditor of Mizuho Securities Co., Ltd. on June 23, 2014.

4. Mr. Mitsuo Ohashi retired from his position as Outside Director of Chugai Pharmaceutical Co., Ltd. on March 26, 2015.

5. Mr. Takashi Kawamura retired from his position as Director of Hitachi, Ltd. on June 20, 2014.

6. Messrs. Akihiko Nomiyama, Mitsuo Ohashi, Takashi Kawamura, Tatsuo Kainaka and Kanemitsu Anraku and Ms. Hiroko Ota are “outside directors” as provided for in Article 2, Item 15 of the Companies Act.

7. Messrs. Akihiko Nomiyama, Takashi Kawamura, Tatsuo Kainaka and Kanemitsu Anraku and Ms. Hiroko Ota, who are “outside directors” are “independent directors” required by Tokyo Stock Exchange, Inc.

Executive Officers as defined in the Companies Act

(As of March 31, 2015)

Name	Title and Assignment	Major Concurrent Office
Yasuhiro Sato*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Yasunori Tsujita*	Deputy President & Executive Officer (Representative Executive Officer) Head of Internal Control (Risk Management, Human Resources and Compliance) / Head of Compliance Group / Group CCO	Deputy President of Mizuho Bank, Ltd.

Toshitsugu Okabe	Deputy President & Executive Officer Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)

Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO	Deputy President & Executive Officer of Mizuho Bank. Ltd.

Tadashi Kanki	Senior Managing Executive Officer Head of Internal Audit Group / Group CA

Akira Sugano	Senior Managing Executive Officer Head of Strategic Planning and Management Control (International Banking, Investment Banking and Asset Management)

Junichi Kato	Managing Executive Officer Head of Markets Unit	Managing Executive Officer of Mizuho Bank, Ltd

Masayuki Hoshi	Managing Executive Officer Head of Financial Institutions & Public Sector Business Unit / Head of Transaction Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Tomoshige Jingu	Managing Executive Officer Head of Human Resources Group / Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd.

Name	Title and Assignment	Major Concurrent Office

Ryusuke Aya*	Managing Executive Officer Head of Risk Management Group / Group CRO	Managing Director of Mizuho Bank, Ltd.

Junichi Shinbo*	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO	Managing Director of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy Co., Ltd.

Koji Fujiwara*	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Managing Director of Mizuho Bank, Ltd.

(Note)

1. Executive Officers marked with asterisks (*) are Executive Officers concurrently serving as Directors.

(Reference)

The members of the officers as of April 1, 2015 are as follows:

Directors

Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	Member of the Board of Directors

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Chairman of the Japanese Bankers Association

Ryusuke Aya	Member of the Board of Directors	Managing Director of Mizuho Bank, Ltd.

Junichi Shinbo	Member of the Board of Directors	Managing Director of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy Co., Ltd.

Koji Fujiwara	Member of the Board of Directors	Managing Director of Mizuho Bank, Ltd.

Hideyuki Takahashi	Member of the Board of Directors Member of the Audit Committee	Member of the Board of Directors of Mizuho Bank, Ltd.	(Note) 1

Nobukatsu Funaki	Member of the Board of Directors Member of the Audit Committee

Yasunori Tsujita	Member of the Board of Directors

Akihiko Nomiyama	Member of the Board of Directors (outside officer) Member of the Compensation Committee Member of the Audit Committee	Honorary Executive Consultant of JX Holdings, Inc.

Name	Title and Assignment	Major Concurrent Office	Other
Mitsuo Ohashi	Member of the Board of Directors (outside officer) Member of the Nominating Committee	Senior Counselor of Showa Denko K.K. External Statutory Auditor of Fukoku Mutual Life Insurance Company

Takashi Kawamura	Member of the Board of Directors (outside officer) Member of the Nominating Committee Member of the Compensation Committee	Advisor of Hitachi, Ltd. Outside Director, Chairman of the Board of Hitachi Chemical Company, Ltd. Chairman of the Board, Outside Director of Hitachi Construction Machinery Co., Ltd.

Tatsuo Kainaka	Member of the Board of Directors (outside officer) Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

External Director of Japan Airlines Co., Ltd.

Corporate Auditor (External) of Oriental Land Co., Ltd.

Kanemitsu Anraku	Member of the Board of Directors (outside officer) Member of the Compensation Committee Member of the Audit Committee	Outside Director of Sony Corporation	(Note) 1

Name	Title and Assignment	Major Concurrent Office	Other
Hiroko Ota	Member of the Board of Directors (outside officer) Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

(Notes)

1. Mr. Hideyuki Takahashi, who served as Group CFO of MHFG and Mr. Kanemitsu Anraku, who served as Chief Financial Officer of Nissan Motor Co., Ltd., have considerable knowledge of financing and accounting gained through their experiences and careers.

2. Since, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and to have sufficient coordination with internal control departments, and for these reasons, MHFG appointed two non-executive directors who are internal directors, Messrs. Hideyuki Takahashi and Nobukatsu Funaki, as full-time members of the Audit Committee.

3. Messrs. Akihiko Nomiyama, Mitsuo Ohashi, Takashi Kawamura, Tatsuo Kainaka and Kanemitsu Anraku and Ms. Hiroko Ota are “outside directors” as provided for in Article 2, Item 15 of the Companies Act.

4. Messrs. Akihiko Nomiyama, Takashi Kawamura, Tatsuo Kainaka and Kanemitsu Anraku and Ms. Hiroko Ota, who are “outside directors” are “independent directors” required by Tokyo Stock Exchange, Inc.

Executive Officers as defined in the Companies Act

Name	Title and Assignment	Major Concurrent Office
Yasuhiro Sato	President & Group CEO (Representative Executive Officer)

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Chairman of the Japanese Bankers Association

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning, business promotion, etc., as a member of the Group since 1976.

MHFG has appointed him as Executive Officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Toshitsugu Okabe

Deputy President & Executive Officer (Representative Executive Officer)

Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments)

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in personal and retail banking business planning, internal audit, compliance, etc., as a member of the Group since 1980.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group /Group CIO and Group COO	Deputy President & Executive Officer of Mizuho Bank. Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, IT & systems planning, operations planning, etc., as a member of the Group since 1980.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of IT & Systems Group and Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Tadashi Kanki	Senior Managing Executive Officer Head of Internal Audit Group / Group CA

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, business promotion, internal audit, etc., as a member of the Group since 1981.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Internal Audit Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Akira Sugano

Senior Managing Executive Officer

Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments)

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business planning, international business planning, etc., as a member of the Group since 1982.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Shusaku Tsuhara	Senior Managing Executive Officer Head of Compliance Group (Group CCO)	Senior Managing Director of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, business promotion, etc., as a member of the Group since 1983.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Tetsuhiko Saito	Senior Managing Executive Officer Head of Personal Banking Unit	Managing Executive Officer of Mizuho Securities Co., Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in personal and retail banking business planning, business promotion, etc., as a member of the Group since 1983.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Personal Banking Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Junichi Kato	Managing Executive Officer Head of Markets Unit	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in market business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Markets Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Katsunobu Motohashi	Managing Executive Officer Head of Asset Management Unit	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Asset Management Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Keiichiro Ogushi	Managing Executive Officer Head of Retail Banking Unit / Head of Corporate Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking (large corporations) business planning, business promotion, etc., as a member of the Group since 1983.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Retail Banking Unit and Head of Corporate Banking Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Tatsufumi Sakai	Managing Executive Officer Head of International Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business planning, international business planning, etc., as a member of the Group since 1984.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of International Banking Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Daisuke Yamada	Managing Executive Officer Head of Corporate Banking Unit (Large Corporations)	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking (large corporations) business planning, business promotion, etc., as a member of the Group since 1984.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Corporate Banking Unit (Large Corporations) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Ryusuke Aya	Managing Executive Officer Head of Risk Management Group / Group CRO	Managing Director of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, business promotion, etc., as a member of the Group since 1984.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Junichi Shinbo	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO	Managing Director of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy, Co., Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, markets business, etc., as a member of the Group since 1984.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Koji Fujiwara	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Managing Director of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investor relations, etc., as a member of the Group since 1985.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Kazuya Kobayashi	Managing Executive Officer Head of Investment Banking Unit / Head of Transaction Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in investment banking business planning, business promotion, etc., as a member of the Group since 1985.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Investment Banking Unit and the Head of Transaction Banking Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Kenji Tsujitsugu	Managing Executive Officer Head of Financial Institutions & Public Sector Business Unit	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial institutions and public sector business planning, corporate banking (large corporations) business planning, business promotion, etc., as a member of the Group since 1985.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Financial Institutions & Public Sector Business Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Satoshi Ishii	Managing Executive Officer Head of Human Resources Group (Group CHRO)	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as Executive Officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources planning, international business planning, etc., as a member of the Group since 1986.

MHFG has appointed him as Executive Officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

(2) Aggregate Compensation for Officers

Aggregate amounts of compensation paid to Directors, Corporate Auditors and Executive Officers as defined in the Companies Act

Classification	Number of Persons	Aggregate Compensation
Directors	13	219 million yen
Corporate Auditors	5	15 million yen
Executive Officers as defined in the Companies Act	12	361 million yen
Total	30	596 million yen

(Notes)

1. Fractions are rounded down.

2. As MHFG transformed itself from a Company with Board of Auditors into a Company with Three Committees as of June 24, 2014, five (5) Corporate Auditors retired on the same day.

3. No provision is made for the bonuses of officers.

4. The aggregate compensation paid to Directors who concurrently serve as Executive Officers as defined in the Companies Act is included in the above table as those of “Executive Officers as defined in the Companies Act.”

The policies concerning determination of the amount of, or the method of calculating, compensation, etc. for officers

MHFG has set forth the “Mizuho Financial Group Compensation Policy” concerning the determination of compensation for each individual director and executive officer (“Directors, etc.”) of MHFG as well as MHBK, MHTB and MHSC (“Core Subsidiaries”).

Executive compensation for MHFG and the Core Subsidiaries pursuant to such policy aims to function as incentive and compensation for each officer to exercise the designated function to the fullest with respect to striving to realize continuous and stable corporate growth and improve corporate value and shareholder interests based on our basic management policies under our Corporate Identity.

•	Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Directors, etc., of MHFG and the Core Subsidiaries is set forth below:

1)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.

2)	The executive compensation shall contribute to improving corporate value and shareholder interests over the medium to long term.

3)	The executive compensation shall reflect the management environment and business performance of our group.

4)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

5)	The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

6)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

•	Compensation System

1.	The compensation system for executive officers as defined in the Companies Act (including executive officers as defined in the Companies Act who are directors), executive officers as defined in our internal regulations, and directors and executive officers of the Core Subsidiaries responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of MHFG and the directors of the Core Subsidiaries responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

2.	The basic compensation system for Officers Responsible for Business Execution shall consist of basic salaries, stock option compensation and performance payments.

1)	The basic salaries, in principle, shall factor in each officer’s function and responsibility as well as performance in addition to the basic amount for each position.

2)	The stock option compensation shall be paid with an aim to align officers’ interests with that of the shareholders and increase their incentive to enhance corporate value. The payment standards thereof shall reflect each officer’s performance in addition to the basic amount for each position.

3)	The performance payments as short term incentive compensation, in principle, shall be paid to professional personnel etc., appointed from outside the group. An individual system shall be designed based on the duties and characteristics of responsibilities and market values of each officer, a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture (clawback) of the deferred amount depending on the performance, etc., of the company and such personnel, while our taking into account regulations and guidelines, etc., both in Japan and overseas, concerning executive compensation.

3.	The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function and shall consist of basic salaries and stock option compensations.

1)	The basic salaries shall factor in each officer’s function and responsibilities in addition to the basic amount for each of the full-time and part-time non-executive officers.

2)	The stock option compensation shall be paid to full-time internal directors excluding outside directors in accordance with the standard amount based on each position. However, the payment standards shall not fluctuate depending on each officer’s level of performance.

•	Compensation Determination Process

1.	The Compensation Committee shall determine the determination policy of executive compensation for MHFG and the Core Subsidiaries and the executive compensation system. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer, as defined in the Companies Act, of MHFG and approve at MHFG the compensation of each individual director of the Core Subsidiaries.

2.	The President & Executive Officer, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer as defined in our internal regulations, of MHFG and approve at MHFG the compensation of each individual executive officer of the Core Subsidiaries, etc.

3.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the chairman thereof shall be an outside director.

4.	The Compensation Committee, where necessary, may have officers who are not members of the committee (including officers of the Core Subsidiaries) such as the President & Executive Officer and external experts, etc., attend its meetings and request their opinion.

(3) Attendance at Meetings of the Board of Directors and Committees

Name	Board of Directors	Nominating Committee	Compensation Committee	Audit Committee
Yasuhiro Sato	16/16 meetings (100%)	—	—	—
Yasunori Tsujita	15/16 meetings (94%)	—	—	—
Ryusuke Aya	12/12 meetings (100%)	—	—	—
Junichi Shinbo	12/12 meetings (100%)	—	—	—
Koji Fujiwara	12/12 meetings (100%)	—	—	—
Hideyuki Takahashi	16/16 meetings (100%)	—	—	14/14 meetings (100%)
Nobukatsu Funaki	12/12 meetings (100%)	—	—	14/14 meetings (100%)
Akihiko Nomiyama	15/16 meetings (94%)	—	6/6 meetings (100%)	13/14 meetings (93%)
Mitsuo Ohashi	15/16 meetings (94%)	7/7 meetings (100%)	—	—
Takashi Kawamura	12/12 meetings (100%)	7/7 meetings (100%)	6/6 meetings (100%)	—
Tatsuo Kainaka	12/12 meetings (100%)	7/7 meetings (100%)	6/6 meetings (100%)	14/14 meetings (100%)
Kanemitsu Anraku	16/16 meetings (100%)	—	6/6 meetings (100%)	14/14 meetings (100%)
Hiroko Ota	12/12 meetings (100%)	7/7 meetings (100%)	—	—

(Notes)

1. The numbers shown above for seven directors, i.e., Messrs. Ryusuke Aya, Junichi Shinbo, Koji Fujiwara, Nobukatsu Funaki, Takashi Kawamura and Tatsuo Kainaka and Ms. Hiroko Ota, indicate attendance at the Board of Directors meetings that were held during the fiscal year after their appointment as directors of MHFG in June 2014.

2. The numbers shown above for the Nominating Committee, the Compensation Committee and the Audit Committee indicate attendance at those meetings that were held during the fiscal year after MHFG’s transformation into a Company with Three Committees in June 2014.

3. Matters Regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Officers

Details of major concurrent offices of outside officers are as described in the above “2. Matters Regarding Officers, (1) Officers.”

MHFG has no business relationships, required to be stated, with the organizations at which the outside officers hold major concurrent offices.

(2) Major Activities of Outside Officers

The attendance of outside officers at meetings of the Board of Directors and relevant Committees are as described in the above “2. Matters Regarding Officers, (3) Attendance at Meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of MHFG’s Board of Directors, etc.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Akihiko Nomiyama	7 years, 9 months	By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) strategies that emphasize the viewpoint of marketing front-line and (ii) human resources strategies that strengthen Mizuho.

Mitsuo Ohashi	9 years, 9 months

By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) penetration of management strategies and (ii) group governance, which leads to improved profitability.

Furthermore, as the Chairman of the Nominating Committee, he led the committee to make decisions on proposals, including proposals for nomination of directors of the Company.

Takashi Kawamura	9 months	By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) development of global personnel, (ii) thorough enhancement of “earning power,” and (iii) risk governance.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Tatsuo Kainaka	9 months

By leveraging his extensive experience, deep insight and high level of expertise as Justice of the Supreme Court and an attorney-at-law, etc., he made proactive suggestions concerning, among others, the significance of robust corporate governance, compliance and risk management system.

Furthermore, as the Chairman of the Compensation Committee, he led the committee to make decisions on proposals, including a proposal concerning the “Mizuho Financial Group Compensation Policy” for directors, etc., of the Company.

Kanemitsu Anraku	7 years, 9 months	By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) marketing strategies focusing on customers and (ii) management strategies based on the long term perspective.

Hiroko Ota	9 months

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she made proactive suggestions concerning, among others, the significance of (i) focusing and concentrating in terms of business strategies and (ii) management personnel that support transformational changes.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for basic management policy of the Group.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director is bona fide and without gross negligence in performing his/her duty.
Mitsuo Ohashi
Takashi Kawamura
Tatsuo Kainaka
Kanemitsu Anraku
Hiroko Ota

(4) Compensation for Outside Officers

	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	9	95 million yen	4 million yen

(Notes)

1. Fractions are rounded down.

2. No provision is made for the bonuses of officers.

3. Three outside corporate auditors who retired in June 2014 are included in the above. In addition, the compensation for two outside corporate auditors, which is received from MHBK, a subsidiary of MHFG, is included in the “Compensation Paid by Subsidiary of MHFG.”

4. Matters Regarding MHFG’s Shares

(1) Number of Shares

(As of March 31, 2015)
Total Number of Authorized Shares	52,214,752,000

(2) Total Number of Classes of Shares Authorized to be Issued, Total Number of Shares Issued and Number of Shareholders

	(As of March 31, 2015)
Classification	Total Number of Shares Authorized to be Issued	Total Number of Shares Issued	Number of Shareholders
Common Stock	48,000,000,000	24,621,897,967	895,176
Class XI Preferred Stock	914,752,000	914,752,000	1,045
First Series of Class XIV Preferred Stock	900,000,000	—	—
Second Series of Class XIV Preferred Stock	900,000,000	—	—
Third Series of Class XIV Preferred Stock	900,000,000	—	—
Fourth Series of Class XIV Preferred Stock	900,000,000	—	—
First Series of Class XV Preferred Stock	900,000,000	—	—
Second Series of Class XV Preferred Stock	900,000,000	—	—
Third Series of Class XV Preferred Stock	900,000,000	—	—
Fourth Series of Class XV Preferred Stock	900,000,000	—	—
First Series of Class XVI Preferred Stock	1,500,000,000	—	—
Second Series of Class XVI Preferred Stock	1,500,000,000	—	—
Third Series of Class XVI Preferred Stock	1,500,000,000	—	—
Fourth Series of Class XVI Preferred Stock	1,500,000,000	—	—

(Notes)

1. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XIV Preferred Stock shall not exceed 900,000,000 in total.

2. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XV Preferred Stock shall not exceed 900,000,000 in total.

3. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XVI Preferred Stock shall not exceed 1,500,000,000 in total.

4. As a result of requests for acquisition of 99,530,400 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 351,822,780 shares of Common Stock in the period from April 1, 2014 to March 31, 2015.

5. As a result of the exercise of stock acquisition rights, there was an increase of 6,190,000 shares of Common Stock in the period from April 1, 2014 to March 31, 2015.

6. The number of shareholders of Common Stock listed above does not include 29,061 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2015

a. Common Stock

(As of March 31, 2015)

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	866,823,400	3.52
The Master Trust Bank of Japan, Ltd. (Trustee account)	783,003,000	3.18
THE BANK OF NEW YORK MELLON SA/NV 10	420,887,691	1.71
Nomura Securities Co.,Ltd.	353,151,143	1.43
STATE STREET BANK WEST CLIENT - TREATY 505234	310,622,516	1.26
STATE STREET BANK AND TRUST COMPANY 505223	304,023,553	1.23
Japan Trustee Services Bank, Ltd. (Trustee account 9)	286,686,100	1.16
Japan Trustee Services Bank, Ltd. (Trustee account 5)	284,612,800	1.15
Japan Trustee Services Bank, Ltd. (Trustee account 1)	283,836,500	1.15
Japan Trustee Services Bank, Ltd. (Trustee account 6)	282,791,500	1.14

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (8,695,754 shares).

b. Eleventh Series Class XI Preferred Stock

(As of March 31, 2015)

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Marubeni Corporation	14,500,000	6.80
SHIMIZU CORPORATION	10,000,000	4.69
ANA HOLDINGS INC.	6,000,000	2.81
Kyushu Electric Power Company, Incorporated	5,000,000	2.34
Shiseido Company, Limited	5,000,000	2.34
Chubu Electric Power Company, Incorporated	5,000,000	2.34
FUJI ELECTRIC CO., LTD.	5,000,000	2.34
NIPPON STEEL & SUMITOMO METAL CORPORATION	4,200,000	1.97
Century Tokyo Leasing Corporation	4,000,000	1.87
Hitachi Urban Investment, Ltd.	4,000,000	1.87

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (701,631,100 shares). Furthermore, the treasury stock is not included in the above list of Major Shareholders.

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

The following table is the summary of the Stock Acquisition Rights issued to the Directors (excluding the Outside Directors), Executive Officers as defined in the Companies Act, and Executive Officers as defined in our internal regulations of MHFG and its subsidiaries, MHBK, MHTB and MHSC, pursuant to the Companies Act, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of MHFG	December 8, 2011	12,452 rights	Common Stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of MHFG	August 31, 2012	11,776 rights	Common Stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of MHFG	February 17, 2014	7,932 rights	Common Stock, 7,932,000 shares	192,610	1	From February 18, 2014 to February 17, 2034
Seventh Series of Stock Acquisition Rights of MHFG	December 1, 2014	9,602 rights	Common Stock, 9,602,000 shares	186,990	1	From December 2, 2014 to December 1, 2034

(1) Stock Acquisition Rights, etc. of MHFG Held by Officers as of March 31, 2015

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Directors and Executive Officers as defined in the Companies Act
First Series of Stock Acquisition Rights of MHFG	84 rights	Common Stock, 84,000 shares	1 persons, 84 rights
Second Series of Stock Acquisition Rights of MHFG	284 rights	Common Stock, 284,000 shares	3 persons, 284 rights
Third Series of Stock Acquisition Rights of MHFG	360 rights	Common Stock, 360,000 shares	3 persons, 360 rights
Fourth Series of Stock Acquisition Rights of MHFG	353 rights	Common Stock, 353,000 shares	3 persons, 353 rights
Fifth Series of Stock Acquisition Rights of MHFG	797 rights	Common Stock, 797,000 shares	6 persons, 797 rights
Sixth Series of Stock Acquisition Rights of MHFG	553 rights	Common Stock, 553,000 shares	8 persons, 553 rights
Seventh Series of Stock Acquisition Rights of MHFG	1,403 rights	Common Stock 1,403,000 shares	14 persons 1,403 rights

(2) Stock Acquisition Rights, etc. of MHFG Delivered to Employees, etc., During the Fiscal Year Ended March 31, 2015

	Number of stock acquisition rights	Class and number of subject shares	Number of employees (Executive Officers as defined in our internal regulations) to whom rights were delivered and number of rights	Number of Officers and employees (Executive Officers, as defined in our internal regulations) of subsidiaries to whom rights were delivered and number of rights
Seventh Series of Stock Acquisition Rights of MHFG	8,199 rights	Common Stock, 8,199,000 shares	37 persons, 277 rights	133 persons, 7,922 rights

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Compensation, etc. for the fiscal year ended March 31, 2015	Other
Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Mutsuo Emi, C.P.A. Ryuichi Nagano, C.P.A. Hiroshi Nishida, C.P.A. Shinichi Hayashi, CPA	JPY 47 million	MHFG paid consideration to the Independent Auditor for the advisory services and other services related to the response to trends in the global regulations, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Act (non-audit services).

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Companies Act from the compensation for the audit under the Financial Instruments and Exchange Act. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,290 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, and its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a.	Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

<Dismissal>

1.	The Audit Committee determines the contents of proposals regarding the dismissal of an Independent Auditor to be submitted to the general meeting of shareholders in the case where it is expected that the audit of the financial statements, etc., may be seriously affected by such Independent Auditor’s actions; namely, where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and other matters that may affect the audit of the financial statements, etc.

2.	The Audit Committee dismisses an Independent Auditor upon the unanimous consent of all members of the Audit Committee in the case where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and the Audit Committee decides that such Independent Auditor should be immediately dismissed. In such case, the members of the Audit Committee designated by the Audit Committee will report the dismissal of such Independent Auditor and the reason for such dismissal at the first general meeting of shareholders called after such dismissal.

<Non-reappointment>

The Audit Committee determines the contents of proposals regarding the non-reappointment of an Independent Auditor to be submitted to the general meeting of shareholders in the case where the Audit Committee decides that it is reasonable to change the Independent Auditor to another Independent Auditor who has better capability of being entrusted with the duties of an Independent Auditor of the Group, even though the system, etc., that ensures (i) the appropriate implementation of the method of the audit and the results thereof and (ii) the appropriate accomplishment of duties conducted by the Independent Auditors is maintained at a level generally deemed to be adequate.

b.	Policy for Exercise of the Authority Given to the Board of Directors Pursuant to the Provision of the Articles of Incorporation Subject to the Provisions of Article 459, Paragraph 1 of the Companies Act (Policy for Making Decisions regarding Dividends from Surplus, etc.)

In its Articles of Incorporation, MHFG provides that it shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

MHFG continues to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders.

MHFG aims to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for its consideration and realize steady returns to shareholders. MHFG will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments for each term.

c.	Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and ten (10) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Companies Act or the Financial Instruments and Exchange Act (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG, through its Board of Directors meeting held on June 13, 2014, resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Companies Act and the Enforcement Regulations of the Companies Act, and, through its Board of Directors meeting held on April 24, 2015, resolved partial revisions thereof.

<Major Revised Matters>

•

Taking into account the revisions to the Companies Act and the Enforcement Regulations of the Companies Act (Effective as of May 1, 2015), items to be resolved regarding “the Group’s Internal Control (Management System of Subsidiaries by MHFG)” and “Systems to Support Auditing of the Audit Committee” were added.

The “Structure for Ensuring Appropriate Conduct of Operations” resolved through its Board of Directors meeting held on April 24, 2015 is as summarized below.

(1)	Matters concerning employees designated as assistants for the Audit Committee’s duties

Establishment of the Audit Committee Office	MHFG designates the Audit Committee Office as the office in charge of matters concerning assistance in the performance of the Audit Committee’s duties and matters concerning the secretariat for the Audit Committee, and the General Manager of the Audit Committee Office manages the office’s business under the instructions of the Audit Committee.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Organization Regulations,” etc.

(2)	Matters concerning measures for ensuring that employees assisting the Audit Committee’s duties remain independent from Executive Officers as defined in the Companies Act and the effectiveness of the instructions to such employees

Prior consent of the Audit Committee	Prior consent of the Audit Committee shall be obtained with respect to the establishment of the budget of the Audit Committee Office in charge of matters concerning assistance in the performance of the Audit Committee’s duties, reorganization thereof and personnel changes, etc., of employees assigned thereto.
Ensuring Sufficiency and Independence of Structure	The Audit Committee, from the perspective of ensuring the effectiveness of the audit, takes into consideration whether the sufficiency of the structure of assistant employees, etc., and the independence of assistant employees, etc., from Executive Officers as defined in the Companies Act or other person performing an executive role, is ensured.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(3)	Structure concerning reports to the Audit Committee

a.	The structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees of MHFG report to the Audit Committee

Attendance at meetings of the Audit Committee by Directors, Executive Officers as defined in the Companies Act and employees of MHFG	The Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, Executive Officers as defined in the Companies Act and employees of MHFG shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
Explanation of its Activities by the President & CEO	In order to contribute to the expansion of the supervisory function of the Audit Committee, the President & CEO who serves as the Chairman of the Internal Audit Committee, shall provide necessary explanations with respect to its activities at the request of the Audit Committee.
Coordination with the Internal Audit Group	The Audit Committee cooperates with the Internal Audit Group regularly and flexibly, such as by receiving reports of the auditing plans or audit results, etc., from the Internal Audit Group, and whenever necessary, requesting investigation of relevant matters or giving specific instructions to the Internal Audit Group, and the Audit Committee receives reports for matters concerning the internal control system from the Compliance Group, the Risk Management Group, the Strategic Planning Group, the Financial Control & Accounting Group, etc., and whenever necessary, requests investigation of relevant matters.

“Structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees report to the Audit Committee of MHFG,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee,” “Auditing Standards of the Audit Committee” and “Regulations of the Internal Audit Committee,” etc.

b.	The structure under which Directors, Corporate Auditors or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee

Attendance at meetings of the Audit Committee by Directors, Corporate Auditors, Executive Officers and employees of subsidiaries, etc.	The Audit Committee may, whenever necessary, have Directors, Corporate Auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, Corporate Auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
Reports, etc., of the Status of Management of Subsidiaries, etc.	The Audit Committee and members of the Audit Committee receive reports or explanations concerning the status of management of subsidiaries, etc., from Executive Officers as defined in the Companies Act and employees, and inspect relevant documents. The Audit Committee and members of the Audit Committee shall, whenever necessary in order to audit the circumstances regarding the execution of duties by directors and Executive Officers as defined in the Companies Act, request subsidiaries, etc., to provide reports regarding their businesses or investigate the status of their operations and properties.

“Structure under which Directors, Corporate Auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee of MHFG,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(4)	The structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report

Prohibition of Disadvantageous Treatment	MHFG maintains a compliance hotline where employees, etc., may report when they find any problems concerning compliance, such as violation of laws or violation of office regulations. The compliance hotline is implemented through policies such as, with respect to informing or reporting the relevant matters to ensure confidentiality; not to disclose the personal information of those who report to any third party without their consent; to give consideration not to identify those who report in the factual investigation; and not to disadvantageously treat those who report in any personnel changes matter or any other aspects due to such report.
Persons who report to the Audit Committee shall not be treated disadvantageously due to such report.

“Structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report,” including the foregoing matters, has been set forth in the “Basic Policy of Compliance,” etc.

(5)	Matters concerning policies for the procedures for prepayment or reimbursement of the expenses incurred for the execution of duties by members of the Audit Committee (limited to the execution of duties for the Audit Committee) or treatment of other expenses or liabilities incurred for the execution of such duties

Burden of Expenses	The Audit Committee or members appointed by the Audit Committee, whenever necessary, may utilize attorneys-at-law, certified public accountants or other experts, and are authorized to pay such expenses and request MHFG to reimburse such expenses deemed necessary for the execution of duties. MHFG shall bear such expenses.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(6)	Other structures to ensure the effectiveness of audits by the Audit Committee

Appointment of members of the Audit Committee	Given that, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, and that it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and to have sufficient coordination with internal control departments, MHFG in principle appoints one or two Non-Executive Directors who are internal directors as full-time members of the Audit Committee.
Coordination with Internal Audit Group, etc.	The Audit Committee executes its duties through effective coordination with the Internal Audit Group, etc., based on the establishment and management of internal control systems at MHFG and its subsidiaries.
Attendance of Independent Auditors and outside experts, etc., at the Audit Committee	The Audit Committee may, whenever necessary, have Independent Auditors and outside experts, etc., attend meetings of the Audit Committee and request reports and opinions by those people. Independent Auditors shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
Coordination with Corporate Auditors of subsidiaries, etc., as well as Independent Auditors	The Audit Committee and members of the Audit Committee maintain close coordination with Independent Auditors in order to implement effective auditing, and whenever necessary, maintain close coordination with the Corporate Auditors of subsidiaries, etc.

“Other structures to ensure the effectiveness of audits by the Audit Committee,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(7)	Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act

Period for retention	MHFG fixes the period for retention of information, such as the minutes of the Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and carries out other necessary matters relating to the safekeeping and management thereof.
Information management	The President & CEO is responsible for information management of MHFG, while the Head of Compliance Group is in charge of matters relating to the planning and operation of information management. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of information management, etc., periodically and as necessary.
MHFG, in principle, establishes specific plans for thorough information management each fiscal year and periodically follows up on the status of the implementation thereof.
Business Policy Committees	Business Policy Committees, such as the Compliance Committee, comprehensibly discuss and coordinate various group-wide issues concerning information management.

“Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Basic Approach for Group Business Management Concerning Information Management,” “Information Security Policy,” “Regulations of the Executive Management Committee” and “Regulations of the Internal Audit Committee,” etc.

(8)	Rules and other structures for managing risk of loss

Comprehensive Risk Management	MHFG maintains basic policies with respect to comprehensive risk management of MHFG and entities administered by MHFG in the “Basic Policy for Comprehensive Risk Management.”
MHFG sets forth, in the “Basic Policy for Comprehensive Risk Management,” definitions and classifications of risks as well as the division and office responsible for risk management and the management structure Moreover, MHFG implements comprehensive risk management to control risk to a level acceptable from a management perspective by evaluating risks as a whole and appropriately responding to risks as necessary either prior or subsequent to their occurrence both qualitatively and quantitatively.
The President & CEO is responsible for the comprehensive risk management of MHFG, while the Head of Risk Management Group is in charge of matters relating to the planning and operation of comprehensive risk management pursuant to the “Basic Policy for Comprehensive Risk Management.” The Head of Risk Management Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of comprehensive risk management, etc., periodically and as necessary. Moreover, the Head of Risk Management Group makes recommendations regarding the status of comprehensive risk management to each officer in charge of risk management from the perspective of comprehensive risk management, as necessary.
Business Policy Committees	Business Policy Committees, such as the Risk Management Committee, comprehensibly discuss and coordinate various group-wide issues concerning market risks and liquidity risks, etc.
Business continuity management	MHFG sets forth responses in the event of emergency, etc., at MHFG and entities administered by MHFG and basic policies for business continuity management in the “Basic Policy for Business Continuity Management.”
MHFG establishes appropriate and effective responses as well as the framework of business continuity management and responses in the event of an emergency in the “Basic Policy for Business Continuity Management” in ordinary times in order to identify risks of an emergency and swiftly implement measures, including risk reduction measures in the event of an emergency, etc., and MHFG aims to disseminate information relating thereto across its organization.
MHFG establishes a specialized organization assigned to matters relating to business continuity management.

“Rules and other structures for managing risk of loss,” including the foregoing rules and structures, has been set forth in the “Basic Policy for Comprehensive Risk Management,” “Basic Policy for Credit Risk Management,” “Basic Policy for Market Risk Management,” “Basic Policy for Liquidity Risk Management,” “Basic Policy for Operational Risk Management” and “Basic Policy for Business Continuity Management,” etc.

(9)	Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act

Delegation of authority	MHFG realizes expeditious corporate management that is capable of making swift and flexible decisions by delegating decisions on business execution to Executive Officers as defined in the Companies Act to the fullest extent.
Unit operation	MHFG maintains units in accordance with the business promotion units and, as part of its business management, MHFG takes on planning and promoting functions with respect to group-wide strategies across banking, trust banking, securities and other business areas.
Assigned business, settlement authority, etc.	MHFG determines the criteria for matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority depending on the importance of matters, etc. MHFG also maintains an Executive Management Committee and several Business Policy Committees, etc. Thus, MHFG ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

“Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Board of Directors,” “Organization Regulations” and “Authorization Regulations,” etc.

(10)	Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation

“Mizuho Code of Conduct”	MHFG maintains the “Mizuho Code of Conduct” as an ethical standard that must be observed in implementing “Mizuho’s Corporate Identity” that serves as the concept that forms the basis of all activities conducted by MHFG. MHFG observes the “Mizuho Code of Conduct” in making all business and operational decisions.
Compliance	MHFG views complete compliance as a basic principle of management and maintains a compliance-management structure and a “Compliance Manual.” MHFG, in principle, develops compliance programs each fiscal year for the implementation of specific plans for complete compliance and periodically follows up on the status of the implementation of such plans. MHFG also maintains the compliance hotline and hotlines relating to the internal control and audit with respect to accounting and financial reports.
The President & CEO is responsible for compliance of MHFG, while the Head of Compliance Group is in charge of planning, drafting and promoting matters related to compliance in general. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of compliance, etc., periodically and as necessary.
Sever relations with anti-social elements	MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG dedicates itself to “severing relations with anti-social elements,” which is viewed as an important policy of the Group when designing and implementing the specific plans for complete compliance above.
Business Policy Committees	The Business Policy Committees, such as the Compliance Committee and the Anti-social Elements Elimination Committee, comprehensibly discuss and coordinate issues concerning compliance and handling of anti-social elements.

“Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Mizuho Code of Conduct,” “Basic Policy of Compliance” and “Compliance Manual,” etc.

(11)	Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

“Mizuho Code of Conduct”	“Mizuho Code of Conduct” is adopted at each of the group companies.
Group management administration	MHFG directly administers its core group companies set forth in the “Group Management Administration Regulations,” in order to play an active role as a holding company in the management of our Group and takes on a planning function with respect to strategies and policies of our Group and a controlling function with respect to each company of our Group as part of MHFG’s business management.
In accordance with the “Standards for Management of Subsidiaries” prescribed by MHFG, the core group companies administer subsidiaries, etc., other than the core group companies.
Reports to the Board of Directors by Directors, Executive Officers as defined in the Companies Act and employees, etc.	The Board of Directors, the Nominating Committee, the Compensation Committee and the Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including Directors, Corporate Auditors, or other persons equivalent thereto and employees of the Three Core Companies, and Directors, Corporate Auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) attend meetings of the Board of Directors and such committees and request reports and opinions by those people. Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including Directors, Corporate Auditors, or other persons equivalent thereto and employees of the Three Core Companies, and Directors, Corporate Auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) shall, upon request, attend meetings of the Board of Directors and such committees and explain matters requested by the Board of Directors and such committees.

“Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Mizuho Code of Conduct,” “Regulations of the Board of Directors,” “Group Management Administration Regulations” and “Standards for Management of Subsidiaries,” etc.

a.	Structure concerning reports to MHFG of matters related to execution of duties by the Directors of MHFG’s subsidiaries and other persons equivalent thereto (referred to as the “Directors, etc.” in c. and d. below.)

Application for approval and reports from the core group companies	Pursuant to the “Group Management Administration Regulations,” MHFG receives application for approval from the core group companies on material matters concerning the entire Group and receives report on matters compatible thereto.
With respect to risk management, compliance management and internal audit, MHFG receives reports periodically or as necessary regarding necessary matters in accordance with the basic policies, etc. In addition, as for matters that need to be adjusted with the basic policies, etc., and when MHFG gives instructions, MHFG shall cause the core group companies to take procedures of application for approval, etc.

“Structure concerning reports to MHFG of matters related to execution of duties by the Directors of MHFG’s subsidiaries and other persons equivalent thereto,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management,” “Basic Policy of Compliance” and “Basic Policy on Internal Audit,” etc.

b.	Rules and other structures for managing risk of loss of MHFG’s subsidiaries

Basic Policy for Risk Management	With respect to the risk management of the core group companies, MHFG develops and presents the basic policies, etc., and receives reports periodically or as necessary on matters necessary for risk management, such as the risk status, etc., of the core group companies, and reports the comprehensive risk management status, etc., to the Board of Directors and the Audit Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.
MHFG centrally captures and manages the risk and business continuity management of the core group companies, and the risk and business continuity management of subsidiaries, etc., other than the core group companies shall be made, in principle, through the core group companies.
The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy for risk and business continuity management upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Rules and other structures for managing risk of loss of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management” and “Basic Policy for Business Continuity Management,” etc.

c.	Structure to ensure the efficient execution of duties of the Directors, etc., of MHFG’s subsidiaries

Development and presentation of management policies, etc.	Pursuant to the “Group Management Administration Regulations,” MHFG develops the basic policies, etc., on matters concerning the development of management policy and business strategy, and presents them to the core group companies.

“Structure to ensure the efficient execution of duties of the Directors, etc., of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Organization Regulations,” etc.

d.	Structure to ensure that the duties of the Directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation

Basic policy relating to compliance	With respect to the compliance management of the core group companies, MHFG develops and presents the basic policies, etc., and receives reports periodically or as necessary on matters necessary for compliance management of the core group companies, and reports the status of compliance, etc., to the Board of Directors and the Audit Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.
MHFG maintains a system that centrally captures and manages the status of compliance of the core group companies, and as for subsidiaries, etc., other than the core group companies, the management system shall be established, in principle, through the core group companies.
The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy of compliance upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Structure to ensure that the duties of the Directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Basic Policy of Compliance,” etc.

(Other Matters to Consider)

There are no matters that apply to the following sections: “Business Transfer, etc.,” “Other Important Matters Regarding the Current State of the Group,” “Opinion of the Outside Directors,” “Liability Limitation Agreements with Independent Auditors,” “Basic Policy on the Conduct of Parties in Control of Financial and Business Policy Decisions of the Company,” “Matters Concerning Accounting Advisors (‘Kaikei Sanyo’)” and “Other Matters.”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2015

Millions of yen
As of March 31, 2015
Assets
Cash and Due from Banks	¥29,096,166
Call Loans and Bills Purchased	444,115
Receivables under Resale Agreements	8,582,239
Guarantee Deposits Paid under Securities Borrowing Transactions	4,059,340
Other Debt Purchased	3,239,831
Trading Assets	10,781,735
Money Held in Trust	157,728
Securities	43,278,733
Loans and Bills Discounted	73,415,170
Foreign Exchange Assets	1,623,736
Derivatives other than for Trading Assets	3,544,243
Other Assets	4,066,424
Tangible Fixed Assets	1,078,051
Buildings	340,101
Land	612,901
Lease Assets	18,566
Construction in Progress	13,786
Other Tangible Fixed Assets	92,695
Intangible Fixed Assets	657,556
Software	309,207
Goodwill	58,617
Lease Assets	8,245
Other Intangible Fixed Assets	281,486
Net Defined Benefit Asset	743,382
Deferred Tax Assets	36,938
Customers’ Liabilities for Acceptances and Guarantees	5,404,843
Reserves for Possible Losses on Loans	(525,486)
Reserve for Possible Losses on Investments	(2)

Total Assets	¥189,684,749

Liabilities
Deposits	¥97,757,545
Negotiable Certificates of Deposit	15,694,906
Call Money and Bills Sold	5,091,198
Payables under Repurchase Agreements	19,612,120
Guarantee Deposits Received under Securities Lending Transactions	2,245,639
Commercial Paper	538,511
Trading Liabilities	8,743,196
Borrowed Money	7,195,869
Foreign Exchange Liabilities	473,060
Short-term Bonds	816,705
Bonds and Notes	6,013,731
Due to Trust Accounts	1,780,768
Derivatives other than for Trading Liabilities	3,474,332
Other Liabilities	4,261,955
Reserve for Bonus Payments	59,869
Net Defined Benefit Liability	47,518
Reserve for Director and Corporate Auditor Retirement Benefits	1,527
Reserve for Possible Losses on Sales of Loans	13
Reserve for Contingencies	7,845
Reserve for Reimbursement of Deposits	15,851
Reserve for Reimbursement of Debentures	48,878
Reserves under Special Laws	1,607
Deferred Tax Liabilities	524,321
Deferred Tax Liabilities for Revaluation Reserve for Land	72,392
Acceptances and Guarantees	5,404,843

Total Liabilities	179,884,211

Net Assets
Common Stock and Preferred Stock	2,255,404
Capital Surplus	1,110,006
Retained Earnings	2,769,371
Treasury Stock	(3,616)

Total Shareholders’ Equity	6,131,166

Net Unrealized Gains (Losses) on Other Securities	1,737,348
Deferred Gains or Losses on Hedges	26,635
Revaluation Reserve for Land	146,419
Foreign Currency Translation Adjustments	(40,454)
Remeasurements of Defined Benefit Plans	160,005

Total Accumulated Other Comprehensive Income	2,029,955

Stock Acquisition Rights	3,820
Minority Interests	1,635,595

Total Net Assets	9,800,538

Total Liabilities and Net Assets	¥189,684,749

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2015

Millions of yen
For the fiscal year ended March 31, 2015
Ordinary Income	¥3,180,225
Interest Income	1,468,976
Interest on Loans and Bills Discounted	931,883
Interest and Dividends on Securities	351,801
Interest on Call Loans and Bills Purchased	7,611
Interest on Receivables under Resale Agreements	27,995
Interest on Securities Borrowing Transactions	7,096
Interest on Due from Banks	50,093
Other Interest Income	92,495
Fiduciary Income	52,641
Fee and Commission Income	729,341
Trading Income	262,963
Other Operating Income	365,264
Other Ordinary Income	301,037
Gains on Reversal of Reserves for Possible Losses on Loans	73,301
Recovery of Written-off Claims	16,862
Other	210,873

Ordinary Expenses	2,169,357
Interest Expenses	339,543
Interest on Deposits	123,559
Interest on Negotiable Certificates of Deposit	30,095
Interest on Call Money and Bills Sold	7,609
Interest on Payables under Repurchase Agreements	30,537
Interest on Securities Lending Transactions	7,549
Interest on Commercial Paper	1,682
Interest on Borrowed Money	19,287
Interest on Short-term Bonds	1,453
Interest on Bonds and Notes	81,441
Other Interest Expenses	36,326
Fee and Commission Expenses	135,981
Other Operating Expenses	155,924
General and Administrative Expenses	1,351,611
Other Ordinary Expenses	186,296

Ordinary Profits	1,010,867

Extraordinary Gains	615
Gains on Disposition of Tangible Fixed Assets	615

Extraordinary Losses	20,850
Losses on Disposition of Tangible Fixed Assets	9,156
Losses on Impairment of Fixed Assets	11,358
Other Extraordinary Losses	334

Income before Income Taxes and Minority Interests	990,632

Income Taxes:
Current	260,268
Deferred	44,723
Total Income Taxes	304,992

Income before Minority Interests	685,640

Minority Interests in Net Income	73,705

Net Income	¥611,935

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215
Cumulative Effects of Changes in Accounting Policies			16,107		16,107
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,109,508	2,331,715	(3,874)	5,692,322
Changes during the period
Issuance of New Shares	431	431			863
Cash Dividends			(176,136)		(176,136)
Net Income			611,935		611,935
Repurchase of Treasury Stock				(273)	(273)
Disposition of Treasury Stock		66		531	598
Transfer from Revaluation Reserve for Land			1,856		1,856
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	431	498	437,655	258	438,843

Balance as of the end of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Minority Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549
Cumulative Effects of Changes in Accounting Policies								573	16,681
Balance as of the beginning of the period reflecting Changes in Accounting Policies	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,631	8,321,230
Changes during the period
Issuance of New Shares									863
Cash Dividends									(176,136)
Net Income									611,935
Repurchase of Treasury Stock									(273)
Disposition of Treasury Stock									598
Transfer from Revaluation Reserve for Land									1,856
Net Changes in Items other than Shareholders’ Equity	1,003,826	33,313	5,674	23,059	182,985	1,248,859	640	(209,035)	1,040,464

Total Changes during the period	1,003,826	33,313	5,674	23,059	182,985	1,248,859	640	(209,035)	1,479,307

Balance as of the end of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2015

Millions of yen
As of March 31, 2015
Assets
Current Assets
Cash and Due from Banks	¥12,729
Prepaid Expenses	2,476
Other Current Assets	75,430
Total Current Assets	90,636
Fixed Assets
Tangible Fixed Assets	166,381
Buildings	5,729
Equipment	1,273
Land	159,342
Construction in Progress	35
Intangible Fixed Assets	4,269
Trademarks	1
Software	3,096
Other Intangible Fixed Assets	1,170
Investments	6,341,817
Investment Securities	134,970
Investments in Subsidiaries and Affiliates	6,023,428
Long-term Loans to Subsidiaries and Affiliates	150,000
Long-term Prepaid Expenses	145
Prepaid Pension Cost	9,144
Other Investments	24,128
Total Fixed Assets	6,512,468

Total Assets	¥6,603,104

Liabilities
Current Liabilities
Short-term Borrowings	¥700,135
Short-term Bonds	500,000
Accounts Payable	2,493
Accrued Expenses	3,636
Accrued Corporate Taxes	53
Deposits Received	2,017
Reserve for Bonus Payments	291
Unearned Income	89
Total Current Liabilities	1,208,717
Non-Current Liabilities
Bonds and Notes	248,800
Deferred Tax Liabilities	26,070
Reserve for Employee Retirement Benefits	2,842
Other Non-Current Liabilities	20,468
Total Non-Current Liabilities	298,181

Total Liabilities	¥1,506,898

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,255,404
Capital Surplus
Capital Reserve	1,195,296
Other Capital Surplus	66
Total Capital Surplus	1,195,363
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,589,574
Retained Earnings Brought Forward	1,589,574
Total Retained Earnings	1,593,924
Treasury Stock	(3,011)

Total Shareholders’ Equity	5,041,680

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	50,704

Total Valuation and Translation Adjustments	50,704

Stock Acquisition Rights	3,820

Total Net Assets	5,096,205

Total Liabilities and Net Assets	¥6,603,104

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2015

Millions of yen
For the fiscal year ended March 31, 2015
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥344,668
Fee and Commission Income Received from Subsidiaries and Affiliates	33,109
Total Operating Income	377,777
Operating Expenses
General and Administrative Expenses	26,854
Total Operating Expenses	26,854

Operating Profits	350,922

Non-Operating Income
Interest on Deposits and Cash Dividends	2,777
Interest on Loans	799
Fee and Commissions	5,669
Other Non-Operating Income	832
Total Non-Operating Income	10,078
Non-Operating Expenses
Interest Expenses	1,722
Interest on Short-term Bonds	796
Interest on Bonds	6,418
Other Non-Operating Expenses	2,625
Total Non-Operating Expenses	11,562

Ordinary Profits	349,438

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	67
Other Extraordinary Gains	4
Total Extraordinary Gains	71
Extraordinary Losses
Head Office Relocation Expenses	66
Other Extraordinary Losses	0
Total Extraordinary Losses	67

Income before Income Taxes	349,442

Income Taxes:
Current	325
Deferred	116
Total Income Taxes	441

Net Income	¥349,001

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470
Cumulative Effects of Changes in Accounting Policies						1,193	1,193		1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,194,864	—	1,194,864	4,350	1,416,709	1,421,059	(3,233)	4,867,663
Changes during the period
Issuance of New Shares	431	431		431					863
Cash Dividends						(176,136)	(176,136)		(176,136)
Net Income						349,001	349,001		349,001
Repurchase of Treasury Stock								(12)	(12)
Disposition of Treasury Stock			66	66				234	300
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	431	431	66	498	—	172,864	172,864	222	174,016

Balance as of the end of the period	2,255,404	1,195,296	66	1,195,363	4,350	1,589,574	1,593,924	(3,011)	5,041,680

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	30,766	3,179	4,900,417
Cumulative Effects of Changes in Accounting Policies			1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	30,766	3,179	4,901,610
Changes during the period
Issuance of New Shares			863
Cash Dividends			(176,136)
Net Income			349,001
Repurchase of Treasury Stock			(12)
Disposition of Treasury Stock			300
Net Changes in Items other than Shareholders’ Equity	19,938	640	20,578

Total Changes during the period	19,938	640	194,595

Balance as of the end of the period	50,704	3,820	5,096,205

[Translation]

Independent Auditor’s Report

May 12, 2015

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuichi Nagano Certified Public Accountant Designated and Engagement Partner

Hiroshi Nishida Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2014 through March 31, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2015 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Independent Auditor’s Report

May 12, 2015

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuichi Nagano Certified Public Accountant Designated and Engagement Partner

Hiroshi Nishida Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 13th fiscal year from April 1, 2014 through March 31, 2015.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the non-consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 13th fiscal year ended March 31, 2015 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of the Directors and the Executive Officers as defined in the Companies Act of the Company during the 13th fiscal year from April 1, 2014 to March 31, 2015 and hereby reports the auditing method and the results thereof as follows:

1.	Auditing Method and Details Thereof

The Audit Committee received from the Directors and the Executive Officers as defined in the Companies Act, employees and other related persons reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act, and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed its opinions. In addition, in accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings, received from the Directors, the Executive Officers as defined in the Companies Act and other related persons reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports, inspected important authorized documents and associated information, and examined the business and financial position of the Company. As for the subsidiaries of the Company, the Audit Committee has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Audit Committee requested explanations on such notification. Based on the foregoing method, the Audit Committee reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements), and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors and the Executive Officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

We have not found anything to be pointed out on the performance of duties of the Directors and the Executive Officers as defined in the Companies Act regarding the internal control systems.

(2)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2015

Mizuho Financial Group, Inc. Audit Committee

Member of the Audit Committee	(Hideyuki Takahashi)	(seal	)
Member of the Audit Committee	(Nobukatsu Funaki)	(seal	)
Member of the Audit Committee	(Akihiko Nomiyama)	(seal	)
Member of the Audit Committee	(Tatsuo Kainaka)	(seal	)
Member of the Audit Committee	(Kanemitsu Anraku)	(seal	)

(Note) Messrs. Akihiko Nomiyama, Tatsuo Kainaka and Kanemitsu Anraku, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Directions to the Site for the General Meeting of Shareholders

Date and Time:

10:00 a.m. on Tuesday, June 23, 2015

(Doors open at 8:30 a.m.)

Site:

Tokyo International Forum (Hall A)

5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

Access Information:

JR

1-minute walk from Yurakucho Station / 5-minute walk from Tokyo Station

(The basement (B1) concourse of the Tokyo International Forum is directly accessible from Tokyo Station, Keiyo Line, via the underground passageway.)

Subway

The basement (B1) concourse of the Tokyo International Forum is directly accessible from Yurakucho Station, Yurakucho Line, via the underground passageway.

(Other subway lines)

Tokyo Metro	• Hibiya Line	5 min. walk from Hibiya Sta. and 5 min. walk from Ginza Sta.
	• Ginza Line	7 min. walk from Ginza Sta. and 7 min. walk from Kyobashi Sta.
	• Chiyoda Line	7 min. walk from Hibiya Sta.
	• Marunouchi Line	5 min. walk from Ginza Sta.
Toei Subway	• Mita Line	5 min. walk from Hibiya Sta.

Notice: Since traffic congestion and crowded parking lots are expected around the site on the meeting day, we suggest the use of public transportation.

No gifts to shareholders will be given on the meeting day.